Exhibit 99.1

EQUITY DISTRIBUTION AGREEMENT

January 21, 2022

CANACCORD GENUITY CORP.

161 Bay Street, Suite 3000

Toronto, Ontario M5J 2S1

Canaccord Genuity LLC
99 High Street, 11th Floor
Boston, Massachusetts 02110

B. Riley Securities, Inc.

299 Park Avenue, 21st Floor

New York, New York 10171

Roth Capital Partners, LLC

888 San Clemente Drive

Newport Beach, California 92660

Ladies and Gentlemen:

Nouveau Monde Graphite Inc., a corporation incorporated under the Canada Business Corporations Act (the “Company”), proposes, subject to the terms and conditions stated herein, to issue and sell from time to time through Canaccord Genuity Corp. (the “Canadian Agent”), Canaccord Genuity LLC (“Canaccord U.S.A.”), B. Riley Securities, Inc. (“B. Riley”) and Roth Capital Partners, LLC (together with Canaccord U.S.A. and B. Riley, the “U.S. Agents” and the Canadian Agent and U.S. Agents, each an “Agent”, and together, the “Agents), as sales agents and/or principals, the Company’s common shares, without par value (the “Common Shares”), having an aggregate offering price of up to US$75,000,000 on the terms set forth in this agreement (this “Agreement”).

Section 1. DEFINITIONS

(a)            Certain Definitions. For purposes of this Agreement, capitalized terms used herein and not otherwise defined shall have the following respective meanings:

“Affiliate” of a Person means another Person that directly or indirectly, through one or more intermediaries, controls, is controlled by, or is under common control with, such first- mentioned Person. The term “control” (including the terms “controlling,” “controlled by” and “under common control with”) means the possession, direct or indirect, of the power to direct or cause the direction of the management and policies of a Person, whether through the ownership of voting securities, by contract or otherwise.

“Agency Period” means the period commencing on the date of this Agreement and expiring on the earliest to occur of (x) the date on which the Agents shall have placed the Maximum Program Amount pursuant to this Agreement and (y) the date this Agreement is terminated pursuant to Section 7.

“Applicable Laws” means all applicable laws, rules, regulations, policies, statutes, ordinances, codes, orders, consents, decrees, judgments, decisions, rulings, awards, guidelines, or the terms and conditions of any Authorizations, including any judicial or administrative interpretation thereof, of any Governmental Authority, including for certainty with respect to all Environmental Laws.

“Authorizations” means any regulatory licenses, approvals, permits, consents, certificates, registrations, filings or other authorizations of or issued by any Governmental Authority under Applicable Laws.

“Canadian Securities Law” has the meaning ascribed to it in Section 2 (a).

“Commission” means the United States Securities and Exchange Commission.

“Contaminant” means and includes, without limitation, any pollutants, contaminants, chemicals, industrial, toxic or hazardous wastes, materials or substances, including an odor, a sound or a vibration, as defined or described or as otherwise determined to be hazardous, radioactive, explosive, gaseous, flammable, toxic, corrosive, oxidizing or leachable or a pollutant or a contaminant pursuant to any Environmental Laws, including a mixture thereof.

“Debt Instrument” means any and all loans, bonds, notes, debentures, indentures, promissory notes, mortgages, guarantees, security agreements or other instruments evidencing indebtedness (demand or otherwise) for borrowed money or other liability to which the Company or its subsidiaries are a party or to which their property or assets are otherwise bound.

“Eligible Issuer” means an issuer which meets the criteria and has complied with the requirements of NI 44-101 and NI 44-102 so as to allow it to offer securities pursuant to an at -the-market distribution using a short form base shelf prospectus in the Canadian Qualifying Jurisdictions under NI 44-101 and NI 44-102.

“Environmental Activity” means and includes, without limitation, any past, present or contemplated activity, event or circumstance in respect of a Contaminant, including, without limitation, the storage, use, holding, collection, purchase, accumulation, generation, manufacture, processing, treatment, stabilization, disposition, handling or transportation thereof, or the release, escape, leaching, dispersal or migration thereof into the natural environment, including the movement through or in the air, soil, surface water or groundwater.

“Environmental Laws” means any and all applicable international, federal, provincial, state or municipal laws, statutes, regulations, treaties, orders, judgments, decrees, ordinances or official directives that apply in whole or in part to the Company or its subsidiaries or its prior or existing operations or properties or assets and all Authorizations relating to the environment, occupational health and safety, or any Environmental Activity.

“Exchange Act” means the United States Securities Exchange Act of 1934, as amended, and the rules and regulations of the Commission thereunder.

“First Nation” means the Indian, Inuit and Métis peoples of Canada; a band as defined pursuant to the Indian Act (RSC 1985, c I-5); any government or council including customary government or council established for the benefit of Indian, Inuit and Métis peoples of Canada; a corporation, trust, partnership or other unincorporated organization belonging to or established for the benefit of the Indian, Inuit or Métis peoples of Canada or in which one or more Indian, Inuit or Métis hold an interest; and also includes a third party acting on its behalf.

“Governmental Authority” means, without limitation, any national or federal government, any provincial, state, municipal or other political subdivision of any of the foregoing, any entity exercising executive, legislative, judicial, regulatory or administrative functions of or pertaining to government and any corporation or other entity owned or controlled (through stock or capital ownership or otherwise) by any of the foregoing.

“Issuance Amount” means the aggregate Sales Price of the Shares to be sold by the Agents pursuant to any Issuance Notice.

“Issuance Notice” means a written notice delivered to any of the Agents by the Company in accordance with this Agreement in the form attached hereto as Exhibit A that is executed by its Chief Executive Officer or Chief Financial Officer.

“Issuance Notice Date” means any Trading Day during the Agency Period that an Issuance Notice is delivered pursuant to Section 3(b)(i).

“Issuance Price” means the Sales Price less the Selling Commission.

“Liens” means any encumbrance or title defect of whatever kind or nature, regardless of form, whether or not registered or registrable and whether or not consensual or arising by law (statutory or otherwise), including any mortgage, lien, charge, pledge or security interest, whether fixed or floating, or any assignment, lease, option, right of pre-emption, privilege, encumbrance, easement, servitude, right of way, restrictive covenant, right of use or any other right or claim of any kind or nature whatever which affects ownership or possession of, or title to, any interest in, or right to use or occupy, property or assets.

“Material Adverse Effect” means any change (including a decision to implement a change made by the board of directors or by senior management who believe that confirmation of the decision by the board of directors is probable), event, violation, inaccuracy, circumstance or effect that (i) is materially adverse to the business, assets (including intangible assets), liabilities (contingent or otherwise), capitalization, condition (financial or otherwise), results of operations or prospects of the Company or its subsidiaries, as the case may be, or (ii) would result in any of the Prospectuses containing a misrepresentation.

“Material Agreements” means any and all contracts, commitments, agreements (written or oral), instruments, leases or other documents or arrangements to which the Company or its subsidiaries are a party or to which their properties or assets are otherwise bound, and which are material to the Company and its subsidiaries, on a consolidated basis; “material change”, “material fact” and “misrepresentation” have the respective meanings ascribed thereto in the Securities Act (Québec).

“Material Property” means the property constituting the sole material mineral project owned by the Company, being the Matawinie Graphite Property (as defined in the Prospectuses) located in the Saint-Michel-des-Saints area of Québec, approximately 150 kilometers North of Montreal, Québec.

“Maximum Program Amount” means Common Shares with an aggregate Sales Price of US$75,000,000.

“NYSE” means the New York Stock Exchange.

“Person” means an individual or a corporation, partnership, limited liability company, trust, incorporated or unincorporated association, joint venture, joint stock company, Governmental Authority or other entity of any kind.

“Sales Price” means the actual sale execution price of each Share placed by any of the Agents pursuant to this Agreement.

“Securities Act” means the United States Securities Act of 1933, as amended, and the rules and regulations of the Commission thereunder.

“Securities Laws” means, collectively, Canadian Securities Laws and U.S. Securities Laws.

“Selling Commission” means up to three percent (3.0%) of the gross proceeds of Shares sold pursuant to this Agreement, or as otherwise agreed between the Company and the Agents with respect to any Shares sold pursuant to this Agreement.

“Settlement Date” means the second business day following each Trading Day during the period set forth in the Issuance Notice on which Shares are sold pursuant to this Agreement, when the Company shall deliver to any Agent the amount of Shares sold on such Trading Day and such Agent shall deliver to the Company the Issuance Price received on such sales.

“Shares” shall mean the Company’s Common Shares issued or issuable pursuant to this Agreement.

“Tax Act” means the Income Tax Act (Canada), as amended, and the regulations made thereunder.

“Technical Report” means the technical report titled “NI 43-101 Technical Feasibility Study Report for the Matawinie Graphite Project”, effective as of July 10, 2018 and issued on December 10, 2018.

“Trading Day” means any day on which the TSXV or NYSE is open for trading.

“TSXV” means the TSX Venture Exchange (or, to the extent that the Common Shares are subsequent to the date hereof listed and posted for trading on the Toronto Stock Exchange, the term “TSXV” shall be deemed to be replaced and read to refer to the Toronto Stock Exchange).

“U.S. Market” means the NYSE or such other United States securities exchange on which the Common Shares, including any Shares, are then listed.

“U.S. Securities Laws” means the Securities Act and the Exchange Act.

Section 2. REPRESENTATIONS AND WARRANTIES OF THE COMPANY

The Company represents and warrants to, and agrees with, the Agents that as of (1) the date of this Agreement, (2) each Issuance Notice Date, (3) each Settlement Date, (4) each Triggering Event Date and (5) as of each Time of Sale (each of the times referenced above is referred to herein as a “Representation Date”), except as may be disclosed in the Prospectuses (including any documents incorporated by reference therein and any supplements thereto) on or before a Representation Date, except as any such representation or warranty is, by its express terms, limited to a specific date:

(a)            Registration Statement. The Company has prepared and filed with the securities regulatory authorities (the “Canadian Qualifying Authorities”), in each of the provinces of Canada (the “Canadian Qualifying Jurisdictions”), a final short form base shelf prospectus dated May 19, 2021 in both the English and French languages, in respect of an aggregate of up to CAD$500,000,000 in certain securities of the Company, including the Common Shares (collectively, the “Shelf Securities”) in each case in accordance with the applicable securities laws of each of the Canadian Qualifying Jurisdictions and the respective applicable rules and regulations under such laws, together with applicable published national, multilateral and local policy statements, instruments, notices and blanket orders of the Canadian Qualifying Authorities in each of the Canadian Qualifying Jurisdictions (collectively, “Canadian Securities Laws”). The Autorité des marchés financiers (Québec) (the “Reviewing Authority”) is the principal regulator of the Company under the passport system procedures provided for under Multilateral Instrument 11-102 – Passport System and National Policy 11-202 – Process for Prospectus Reviews in Multiple Jurisdictions in respect of the offering of the Shelf Securities. The Reviewing Authority has issued a receipt evidencing that a receipt has been issued (a “Receipt”) on behalf of Reviewing Authority and the regulators in each of the Canadian Qualifying Jurisdictions for the Canadian Base Prospectus. The term “Canadian Base Prospectus” means the final short form base shelf prospectus dated May 19, 2021, as amended on January 19, 2022, relating to the Shelf Securities, including any documents incorporated by reference therein and the documents otherwise deemed to be a part thereof or included therein pursuant to Canadian Securities Laws, in both the English and French languages, at the time the Reviewing Authority issued the Receipt with respect thereto in accordance with Canadian Securities Laws, including National Instrument 44-101 – Short Form Prospectus Distributions (“NI 44-101”) and National Instrument 44-102 – Shelf Distributions (“NI 44-102” and together with NI 44-101, the “Canadian Shelf Procedures”). As used herein, “Canadian Prospectus Supplement” means the most recent prospectus supplement to the Canadian Base Prospectus relating to the Shares, to be filed by the Company with the Canadian Qualifying Authorities in accordance with Canadian Securities Laws, in both the English and French languages; “Canadian Prospectuses” means the Canadian Prospectus Supplement (and any additional Canadian prospectus supplement prepared in accordance with the provisions of this Agreement and filed with the Canadian Qualifying Authorities in accordance with Canadian Securities Laws) together with the Canadian Base Prospectus, in each case in both the English and French languages.

The Company has also prepared and filed with the Commission, pursuant to the Canada/U.S. Multi-Jurisdictional Disclosure System adopted by the Commission (the “MJDS”), a registration statement on Form F-10 (File No. 333-256340) covering the registration of the Shelf Securities under the Securities Act and the rules and regulations (the “Rules and Regulations”) of the Commission thereunder, and such amendments to such registration statement as may have been permitted or required to the date of this Agreement. Such registration statement, including the Canadian Base Prospectus (with such deletions therefrom and additions thereto as are permitted or required by Form F-10 and the Rules and Regulations and including exhibits to such registration statement), has become effective in such current form pursuant to Rule 467(a) under the Securities Act. Such registration statement on Form F-10, at any given time, including amendments and supplements thereto to such time, the exhibits and any schedules thereto at such time and the documents incorporated by reference therein pursuant to Item 4 of Form F-10 under the Securities Act at such time, is herein called the “Registration Statement.” The Registration Statement at the time it originally became effective is herein called the “Original Registration Statement.” The Registration Statement at the time of its most recent effectiveness is herein called the “Amended Registration Statement.” The Canadian Base Prospectus, with such deletions therefrom and additions thereto as are permitted or required by Form F-10 and the Rules and Regulations in the form in which it appeared in the Registration Statement on the date of its more recent effectiveness under the Securities Act is herein called the “U.S. Base Prospectus.” “U.S. Prospectus Supplement” means the Canadian Prospectus Supplement, with such deletions therefrom and additions thereto as are permitted or required by Form F-10 and the Securities Act, to the U.S. Base Prospectus relating to the offering of the Shares, to be filed by the Company with the Commission pursuant to General Instruction II.L of Form F-10; “U.S. Prospectuses” means the U.S. Prospectus Supplement (and any additional U.S. prospectus supplement prepared in accordance with the provisions of this Agreement and filed with the Commission in accordance with General Instruction II.L of Form F-10) together with the U.S. Base Prospectus.

As used herein, “Base Prospectuses” means, collectively, the Canadian Base Prospectus and the U.S. Base Prospectus; “Prospectus Supplements” means, collectively, the Canadian Prospectus Supplement and the U.S. Prospectus Supplement; and “Prospectuses” means, collectively, the Canadian Prospectuses and the U.S. Prospectuses. Any reference herein to the Registration Statement, the Base Prospectuses, the Prospectus Supplements or the Prospectuses or any amendment or supplement thereto shall be deemed to refer to and include the documents incorporated by reference therein, and any reference herein to the terms “amend,” “amendment” or “supplement” with respect to the Registration Statement, the Base Prospectuses, the Prospectus Supplements or the Prospectuses shall be deemed to refer to and include the filing or furnishing of any document with or to the Commission or Canadian Qualifying Authorities, as applicable, on or after the effective date of the Registration Statement or the date of the Base Prospectuses, the Prospectus Supplements or the Prospectuses, as the case may be, and deemed to be incorporated by reference therein. For purposes of this Agreement, all references to the Canadian Base Prospectus, the Canadian Prospectus Supplement and the Canadian Prospectuses or any amendment or supplement thereto shall be deemed to include any copy filed with any Canadian Qualifying Jurisdiction pursuant to the System for Electronic Document Analysis and Retrieval (“SEDAR”) and all references to the Registration Statement, the U.S. Base Prospectus, the U.S. Prospectus Supplement and the U.S. Prospectuses or any amendment or supplement thereto shall be deemed to include any copy filed with the Commission pursuant to the Electronic Data Gathering Analysis and Retrieval System (“EDGAR”).

The Company has also prepared and filed with the Commission an appointment of agent for service of process upon the Company on Form F-X in conjunction with the filing of the Original Registration Statement.

All references in this Agreement to financial statements and schedules and other information which is “contained,” “included” or “stated” in the Registration Statement, the Base Prospectuses, the Prospectuses (or other references of like import) shall be deemed to mean and include all such financial statements and schedules and other information which is incorporated by reference in or otherwise deemed by the Rules and Regulations to be a part of or included in the Registration Statement, the Base Prospectuses or the Prospectuses, as the case may be; and all references in this Agreement to amendments or supplements to the Registration Statement, the Base Prospectuses or the Prospectuses shall be deemed to mean and include the filing of any document under the Exchange Act, and which is deemed to be incorporated therein by reference therein or otherwise deemed by the Rules and Regulations to be a part of or included in the Registration Statement, the Base Prospectuses, the Prospectuses, as the case may be. All references in this Agreement to financial statements and other information which is “described,” “contained,” “included” or “stated” in the Canadian Base Prospectus or the Canadian Prospectuses (or other references of like import) shall be deemed to mean and include all such financial statements and other information which is incorporated by reference in or otherwise deemed by Canadian Securities Laws to be a part of or included in the Canadian Base Prospectus or the Canadian Prospectuses, as the case may be.

(b)            Compliance with Registration Requirements. The Company meets the general eligibility requirements for the use of the Canadian Shelf Procedures and for the use of a short form base shelf prospectus with respect to a distribution of securities pursuant to an at-the-market distribution as contemplated in NI 44-102. The Reviewing Authority has issued the Receipt on behalf of itself and the other Canadian Qualifying Authorities for the Canadian Base Prospectus. Subsequent to the issuance of the Receipt for the Canadian Base Prospectus, no other document with respect to the Canadian Base Prospectus has heretofore been filed with the Canadian Qualifying Authorities, except for any document filed with the Canadian Qualifying Authorities subsequent to the date of such Receipt in the form heretofore delivered to the Agents or made available to Agents on SEDAR (including, for greater certainty, prospectus supplement number 1 dated June 18, 2021). No order, ruling or determination having the effect of suspending the sale or ceasing the trading of the Common Shares or any other securities of the Company has been issued or made by any Canadian Qualifying Authority, any other securities commission, stock exchange or other regulatory authority and no proceedings for that purpose have been initiated or are pending or, to the Company’s knowledge, are contemplated or threatened by any Canadian Qualifying Authority, any other securities commission, stock exchange or other regulatory authority, and any request made to the Company on the part of any Canadian Qualifying Authority, any other securities commission, stock exchange or other regulatory authority for additional information has been complied with.

The Amended Registration Statement went effective on filing with the Commission pursuant to Section 467(a) of the Securities Act. At the time of filing the Registration Statement the Company met, and as of the date hereof the Company meets, the general eligibility requirements for use of Form F-10 under the Securities Act. The Original Registration Statement was declared effective pursuant to Rule 467(b) under the Securities Act. The Company has complied to the Commission’s satisfaction with all requests of the Commission for additional or supplemental information. Any amendment or supplement to the Registration Statement or the U.S. Prospectus required by this Agreement will be so prepared and filed by the Company and, as applicable, the Company will use commercially reasonable efforts to cause it to become effective as soon as reasonably practicable. No stop order suspending the effectiveness of the Registration Statement has been issued, and no proceeding for that purpose has been instituted or, to the knowledge of the Company, threatened by the Commission. No order preventing or suspending the use of the U.S. Base Prospectus, the U.S. Prospectus Supplement, the U.S. Prospectuses or any Free Writing Prospectus (as defined below) has been issued by the Commission. Copies of all filings made by the Company under the Securities Act and all documents that were filed with the Commission have either been delivered to the Agents or made available to the Agents on EDGAR. Copies of all filings made by the Company under the Canadian Securities Laws that were filed or furnished with the Commission have either been delivered to the Agents or made available to the Agents on EDGAR. For the purposes of this Agreement, the “Applicable Time” means, with respect to any Common Shares, the time of sale of such Common Shares pursuant to this Agreement.

The Canadian Prospectuses, at the time of filing thereof with the Canadian Qualifying Authorities, complied and, as amended or supplemented, if applicable, will comply in all material respects with Canadian Securities Laws. The Canadian Prospectuses, as amended or supplemented, as of its date, did not, and, as of each Applicable Time and Settlement Date, if any, will not contain a misrepresentation, as defined under Canadian Securities Laws. The representations and warranties set forth in the immediately two preceding sentences do not apply to statement in or omissions from the Canadian Prospectuses, or any amendments or supplements thereto, made in reliance upon and in conformity with information relating to the Agents furnished to the Company in writing by or on behalf of the Agents expressly used therein. The U.S. Prospectuses, at the time first filed in accordance with General Instruction II.L. of Form F-10, conformed and, as amended or supplemented, if applicable, will conform in all material respects to the Canadian Prospectuses, except for such deletions therefrom and additions thereto as are permitted or required by Form F-10 and the Rules and Regulations.

The U.S. Prospectuses when filed complied in all material respects with the Securities Act and, if filed with the Commission through EDGAR (except as may be permitted by Regulation S-T under the Securities Act), were identical to the copy thereof delivered to the Agents for use in connection with the issuance and sale of the Shares.

Each of the Registration Statement and any post-effective amendment thereto, at the time it became effective, complied and will comply, as of the date of such amendment or supplement, in all material respects with the Securities Act and did not and will not contain, as of the date of such amendment or supplement, any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein not misleading. As of the date of this Agreement, the U.S. Prospectuses and any Free Writing Prospectus considered together (collectively, the “Time of Sale Information”) did not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements therein, in the light of the circumstances under which they were made, not misleading. The U.S. Prospectuses, as amended or supplemented, as of its date and at all subsequent times, did not and will not contain any untrue statement of a material fact or omit to state a material fact necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading. The representations and warranties set forth in the three immediately preceding sentences do not apply to statements in or omissions from the Registration Statement or any post-effective amendment thereto, or the U.S. Prospectuses, or any amendments or supplements thereto, made in reliance upon and in conformity with information relating to the Agents furnished to the Company in writing by the Agents expressly for use therein, it being understood and agreed that the only such information furnished by the Agents to the Company consists of the information described in Section 6 below. There are no material contracts or other documents required to be described in the U.S. Prospectuses or to be filed as exhibits to the Registration Statement which have not been described or filed as required.

(c)            Eligible Issuer and Reporting Issuer Status. The Company is an Eligible Issuer, is eligible to use the Canadian Shelf Procedures and has an active Canadian Base Prospectus. The Company is a “reporting issuer” (as that term is defined under Canadian Securities Laws) or the equivalent in each of the Canadian Qualifying Jurisdictions, not in default of any requirement under Canadian Securities Laws, and not on the lists of defaulting reporting issuers maintained by the Canadian Qualifying Authorities.

(d)            Incorporated Documents. Each document filed or to be filed with the Canadian Qualifying Authorities and incorporated by reference in the Canadian Prospectus Supplement, as amended or supplemented, if applicable, when such documents were or are filed with the Canadian Qualifying Authorities, conformed or will conform when so filed in all material respects with applicable Canadian Securities Laws; each document, if any, filed or to be filed pursuant to the Exchange Act and incorporated by reference in the U.S. Prospectus Supplement complied or will comply when so filed in all material respects with the Exchange Act and the applicable rules and regulations of the Commission thereunder.

(e)            Forward Looking Statements. With respect to forward-looking information contained or incorporated by reference in the Registration Statement and the Prospectuses:

(i)    the Company had a reasonable basis for the forward-looking information at the time the disclosure was made;

(ii)   all forward-looking information is identified as such, and all such documents caution users of forward-looking information that actual results may vary from the forward-looking information, identify material risk factors that could cause actual results to differ materially from the forward-looking information, and state the material factors or assumptions used to develop forward-looking information; and

(iii)  is limited to a period for which the information in the future-oriented financial information or financial outlook can be reasonably estimated.

(f)             Statistical and Market-Related Data. The statistical, demographic and market-related data included in the Registration Statement and the Prospectuses are based on or derived from sources that the Company believes to be reliable and accurate in all material respects or represent the Company’s good faith estimates that are made on the basis of data derived from such sources.

(g)            Disclosure Controls and Procedures The Company and the subsidiaries, on a consolidated basis, have established and maintain disclosure controls and procedures (as defined in applicable Securities Laws) that (i) are designed to provide reasonable assurance that information required to be disclosed by the Company in its annual filings, interim filings or other reports filed or submitted by it under applicable Securities Laws is recorded, processed, summarized and reported within the time periods specified in applicable Securities Laws and include controls and procedures designed to ensure that information required to be disclosed by the Company in its annual filings, interim filings or other reports filed or submitted under applicable Securities Laws is accumulated and communicated to the Company’s management, including its certifying officers, as appropriate to allow timely decisions regarding required disclosure; (ii) have been evaluated by management of the Company for effectiveness in accordance with applicable Canadian Securities Laws; and (iii) are effective in all material respects to perform the functions for which they were established.

(h)            No Proceedings for Dissolution. No steps or proceedings have been taken or instituted or are pending or, to the knowledge of the Company, are threatened for the dissolution or liquidation of the Company or its subsidiaries and neither the Company nor any of its subsidiaries is an “insolvent person” within the meaning of the Bankruptcy and Insolvency Act (Canada).

(i)             Carrying on Business. Each of the Company and its subsidiaries has conducted and is conducting its business in compliance in all material respects with the Applicable Laws of each jurisdiction in which it carries on business or that is material to the operations thereof. Each of the Company and its subsidiaries possesses all Authorizations necessary to carry on the business currently carried on by it and is in compliance in all material respects with the terms and conditions of all such Authorizations. The Company and its subsidiaries have not received a notice of non-compliance, nor knows of, nor has reasonable grounds to know of, any facts that could give rise to a notice of non-compliance with any Applicable Laws or Authorizations, and which individually or in the aggregate could result in a Material Adverse Effect. All such Authorizations are valid, subsisting and in good standing and the Company and its subsidiaries have not received any notice of and the Company does not otherwise have knowledge of the modification, revocation or cancellation of, or any intention to modify, revoke or cancel or any proceeding relating to, any of the foregoing which, individually or in the aggregate, if the subject of an unfavorable decision, order, ruling or finding, could result in a Material Adverse Effect. There is no agreement or order, ruling, judgment or decision of any Governmental Authority which has or could reasonably be expected to have the effect of prohibiting or materially impairing the conduct of business of the Company and its subsidiaries as currently conducted or as currently proposed to be conducted.

(j)             No Cease Trade. No securities regulator or any similar regulatory authority in any jurisdiction has issued any order, ruling or determination which is currently outstanding preventing, ceasing or suspending trading in any securities of the Company or its subsidiaries or prohibiting the issuance or sale of securities by the Company, including the Shares, or its subsidiaries and no proceedings for either of such purposes have been instituted or are pending or, to the knowledge of the Company, are contemplated or threatened.

(k)            Corporate Actions. All necessary corporate action has been taken by the Company so as to: (i) authorize the execution, delivery and performance of this Agreement; (ii) authorize the execution, delivery and filing, as applicable, of the Prospectuses; and (iii) validly issue and sell the Shares as fully paid and non-assessable Common Shares.

(l)             Valid and Binding Agreements. Upon execution and delivery thereof, this Agreement will constitute a valid and binding obligation of the Company, enforceable against the Company in accordance with its terms, except as enforcement thereof may be limited by bankruptcy, insolvency, reorganization, moratorium or similar laws affecting the rights of creditors generally, except as limited by the application of equitable principles when equitable remedies are sought and except as rights to indemnity, contribution and waiver of contribution may be limited by Applicable Laws.

(m)           No Breach or Violation. The Company and its subsidiaries are not currently in conflict with or in breach, violation or default of, and the execution and delivery of this Agreement and the performance of the Company’s obligations hereunder will not conflict with, result in any breach or violation of any of the provisions of, constitute a default under, or create a state of facts which, after notice or lapse of time, or both, would conflict with, result in any breach or violation of, or constitute a default under (i) the articles or by-laws or any other constating document of the Company or its subsidiaries, (ii) any resolutions passed by the directors (or any committee thereof) or shareholders of the Company or its subsidiaries, (iii) any Applicable Laws, including applicable Securities Laws, (iv) any Material Agreement or Debt Instrument (each of which are in good standing), or (v) any judgment, decree, order, rule, policy or regulation of any court, Governmental Authority, arbitrator, stock exchange or securities regulatory authority applicable to the Company or its subsidiaries or any of the properties or assets thereof, and in the case of (ii), (iii), (iv) and (v), in any material respect.

(n)            No Consents, Approvals, etc. The execution and delivery of this Agreement, the compliance by the Company with the provisions hereof and the consummation of the transactions contemplated herein, including the offering, sale and delivery of the Shares do not and will not require the consent, approval, or authorization, order or agreement of, or registration or qualification with, any Governmental Authority, stock exchange or other person, except (i) such as have been obtained, or (ii) such as may be required under Securities Laws, including any state “blue sky laws,” in connection with the purchase and distribution of the Shares as contemplated herein and in the Prospectuses which shall have been obtained on or before the date hereof. The Company has complied with its obligations in the Undertaking dated May 19, 2021 provided to the Canadian Qualifying Authorities.

(o)            Purchases and Sales. Except as disclosed in the Prospectuses, neither the Company nor any subsidiary of the Company has approved, has entered into any agreement in respect of, or has any knowledge of (i) the purchase of any material property or assets or any interest therein or the sale, transfer or other disposition of any material property or assets or any interest therein currently owned by the Company or any subsidiary of the Company, whether by asset sale, transfer of shares or otherwise, (ii) any transaction which would result in the change of control (by sale or transfer of the shares or sale of all or substantially all of the property and assets including, without limitation, the Material Property) of the Company or any subsidiary of the Company, or (iii) a proposed or planned disposition of Common Shares or common shares of any subsidiary of the Company by any shareholder who owns, directly or indirectly, 10% or more of the outstanding Common Shares or of the outstanding common shares of any subsidiary of the Company.

(p)            No Significant Acquisitions. The Company has not completed any “significant acquisition” that required, nor is it proposing any “significant acquisitions” that would require, the filing of a business acquisition report under Canadian Securities Laws or the inclusion of any additional financial statements or pro forma financial statements in the Prospectuses pursuant to applicable Canadian Securities Laws.

(q)            Material Agreements and Debt Instruments. Each of the Material Agreements and Debt Instruments is legal, valid, binding and in full force and effect and, to the knowledge of the Company, is enforceable by the Company and its subsidiaries in accordance with their respective terms and are the product of arm’s length negotiations between the parties thereto. The Company and its subsidiaries have performed in all material respects all respective obligations required to be performed by them to date under the Material Agreements and Debt Instruments and are not alleged to be (with or without the lapse of time or the giving of notice, or both), in breach or default in any material respect thereunder. To the knowledge of the Company, no party (other than the Company or its subsidiaries) to any Material Agreement or Debt Instrument is in breach or violation of any term or provision thereof which would, or could, result in any Material Adverse Effect.

(r)             No Bankruptcy or Winding Up. Neither the Company nor any of its subsidiaries has committed an act of bankruptcy or sought protection from the creditors thereof before any court or pursuant to any legislation, proposed a compromise or arrangement to the creditors thereof generally, taken any proceeding with respect to a compromise or arrangement, taken any proceeding to be declared bankrupt or wound up, taken any proceeding to have a receiver appointed of any of the assets thereof, had any person holding any Lien or receiver take possession of any of the property thereof, had an execution or distress become enforceable or levied upon any portion of the property thereof or had any petition for a receiving order in bankruptcy filed against it and no steps or proceedings with respect to any of the foregoing have been taken, instituted or, to the knowledge of the Company, threatened.

(s)            Authorization of the Shares. The Shares have been duly authorized for issuance and sale pursuant to this Agreement and, upon receipt of the Issuance Price, when issued and delivered by the Company pursuant to this Agreement, will be validly issued, fully paid and non-assessable, and the issuance and sale of the Shares is not subject to any preemptive rights, rights of first refusal or other similar rights to subscribe for or purchase the Shares.

(t)             Form of Share Certificate. The definitive form and terms of the certificate representing the Shares, if certificated, have been duly approved and adopted by the board of directors of the Company and the form and terms of the certificate representing the Shares do not and will not conflict with any applicable Securities Laws or rules, by-laws and regulations of the TSXV or NYSE.

(u)            No Applicable Registration or Other Similar Rights. There are no persons with registration or other similar rights to have any equity or debt securities registered for sale under the Registration Statement or the Prospectuses or included in the offering contemplated by this Agreement, except for such rights as have been duly waived.

(v)            No Material Adverse Change. Since December 31, 2020, other than as disclosed in the Registration Statement and the Prospectuses,

(i)    each of the Company and its subsidiaries has carried on its business in the ordinary course and there has not been any material change in the assets, liabilities, obligations (absolute, accrued, contingent or otherwise), business, affairs, condition (financial or otherwise), results of operations, prospects, capital or control of the Company and its subsidiaries on a consolidated basis; and

(ii)   neither the Company nor its subsidiaries has entered into, or is in discussions to enter into, or has completed any transaction or proposed transaction which, as the case may be, materially affects, is material to or will materially affect the Company and its subsidiaries on a consolidated basis.

(w)           Independent Accountants. PricewaterhouseCoopers LLP, who have expressed their opinion with respect to the financial statements, including the related notes thereto, contained in the Registration Statement and Prospectuses, are independent chartered professional accountants in accordance with Canadian Securities Laws and the auditors’ rules of professional conduct of the Ordre des comptables professionnels agréés du Québec and within the meaning of the Securities Act and the applicable rules and regulations thereunder adopted by the Commission and the Public Company Accounting Oversight Board (United States) and are, to the knowledge of the Company, a participating audit firm that satisfied the requirements to provide such audit report under Canadian Securities Laws. There has never been a “reportable event” (within the meaning of National Instrument 51-102 - Continuous Disclosure Obligations (“NI 51-102”)) with the present or former auditors of the Company.

(x)             Audit Committee. The audit committee's responsibilities and composition comply in all material respects with National Instrument 52-110 – Audit Committees of the Canadian Securities Administrators.

(y)            Preparation of the Financial Statements. The consolidated financial statements and related notes of the Company and the subsidiaries contained or incorporated by reference in the Registration Statement and the Prospectuses (the “Financial Statements”) have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the Internal Accounting Standards Board on a basis consistent with prior periods (except as disclosed in such financial statements), present fairly and correctly the financial position of the Company (on a consolidated basis) as at the dates thereof and the results of the operations and cash flows of the Company (on a consolidated basis) for the periods then ended and contain and reflect adequate provisions or allowance for all reasonably anticipated liabilities, expenses and losses of the Company (on a consolidated basis) and there has been no change in the accounting policies or practices of the Company since December 31, 2020, except as required by IFRS and as disclosed in the Financial Statements.

(z)            Disclosure Obligations. The Company is in compliance in all material respects with its timely and continuous disclosure obligations under Canadian Securities Laws, including insider reporting obligations, and, without limiting the generality of the foregoing, there has been no material fact or material change relating to the Company which has not been publicly disclosed and the information and statements in Registration Statement and the Prospectuses were true and correct in all material respects as of the respective dates of such information and statements and at the time such documents were filed on SEDAR, do not contain any misrepresentations and no material facts have been omitted therefrom which would make such information and statements materially misleading, and the Company has not filed any confidential material change reports which remain confidential. There are no circumstances presently existing under which liability has been or would reasonably be expected to be incurred under Division II – Secondary Market of Chapter II of Title VIII of the Securities Act (Québec) and analogous provisions under Canadian Securities Laws in the other Canadian Qualifying Jurisdictions.

(aa)          Incorporation and Good Standing. The Company (i) is a valid and subsisting corporation duly incorporated and existing under the Canada Business Corporations Act, is current and up-to-date with all material corporate filings and in good standing under the laws of its jurisdiction of incorporation, (ii) has all requisite corporate power and capacity to carry on its business as now conducted or proposed to be conducted and to own, lease and operate its properties and assets as described in the Prospectuses and (iii) has all requisite corporate power and authority to create, issue and sell the Shares, to execute, deliver and file, as applicable, the Prospectuses, to execute and deliver this Agreement, and to do all acts and things and execute and deliver all documents as are required hereunder and thereunder to be done, observed, performed or executed and delivered by it in accordance with the terms hereof and thereof.

(bb)         Subsidiaries. The Company’s only subsidiaries are listed on Schedule B attached hereto, which schedule is true, complete and accurate in all respects. Nouveau Monde District Inc. is a valid and subsisting corporation duly incorporated and existing under the Canada Business Corporations Act and Nouveau Monde Europe Limited is a valid and subsisting company duly incorporated under the Companies Act 2006 (England and Wales). Each subsidiary is (i) current and up-to-date with all material corporate filings and in good standing under the laws of its jurisdiction of incorporation, (ii) has all requisite corporate power and capacity to carry on its business as now conducted or proposed to be conducted and to own, lease and operate its properties and assets as described in the Prospectuses and (iii) is duly qualified to transact business and is in good standing in each jurisdiction in which such qualification is required, except where the failure to so qualify or to be in good standing would not reasonably be expected to result in a Material Adverse Effect. All of the issued and outstanding shares in the capital of the subsidiaries held by the Company have been duly authorized and validly issued, are fully paid and are directly or indirectly beneficially owned by the Company, and, except for Debt Instruments, is free and clear of any Liens, and none of the outstanding securities of the subsidiaries were issued in violation of the pre-emptive or similar rights of any person. There exist no options, warrants, purchase rights, or other contracts or commitments that could require the Company to sell, transfer or otherwise dispose of any securities of the subsidiaries or require the subsidiaries to issue any securities to any person other than the Company. Other than the subsidiaries listed on Schedule B and the Company’s ownership of 49% of all the issued and outstanding shares of Shinzoom Nouveau United Corp., the Company has no direct or indirect subsidiary nor any investment in any person which is material to the business and affairs of the Company or which otherwise is required to be disclosed in the Registration Statement and the Prospectuses.

(cc)          Capitalization and Other Capital Matters. The authorized, issued and outstanding capital of the Company is as set forth in the Prospectuses (other than for subsequent issuances, if any, pursuant to employee benefit plans described in the Prospectuses or upon the exercise of outstanding options described in the Prospectuses). The Common Shares (including the Shares) conform in all material respects to the description thereof contained in the Prospectuses. All of the issued and outstanding Common Shares have been duly authorized and validly issued, are fully paid and nonassessable and have been issued in compliance with the Canada Business Corporations Act. None of the outstanding Common Shares was issued in violation of any preemptive rights, rights of first refusal or other similar rights to subscribe for or purchase securities of the Company. There are no authorized or outstanding options, warrants, preemptive rights, rights of first refusal or other rights to purchase, or equity or debt securities convertible into or exchangeable or exercisable for, any shares of the Company or any of the subsidiaries other than those described in the Prospectuses. The description of the Company’s stock option, stock bonus and other stock plans or arrangements, and the options or other rights granted thereunder, set forth in the Prospectuses fairly presents in all material respects the information required to be shown with respect to such plans, arrangements, options and rights. Except as disclosed in the Prospectuses, to the knowledge of the Company, no agreement is in force or effect which in any manner affects the voting or control of any of the securities of the Company or any subsidiary.

(dd)         Stock Exchange Listing. The Common Shares are registered pursuant to Section 12(b) of the Exchange Act and are listed on NYSE and the TSXV and the Company has taken no action designed to, or likely to have the effect of, terminating the registration of the Common Shares under the Exchange Act or delisting the Common Shares from NYSE or the TSXV, nor has the Company received any written notification that the Commission, the Reviewing Authority, NYSE or the TSXV is contemplating terminating such registration or listing. The Company is, and will at each Applicable Time be, in compliance in all material respects with the policies of the TSXV and NYSE.

(ee)          No Material Actions or Proceedings. There are no material actions, suits, proceedings, inquiries or investigations existing, pending, instituted or, to the knowledge of the Company, threatened, against or which affect the Company or its subsidiaries, or their respective directors or officers, or to which any of the properties or assets thereof are subject, at law or equity, or before or by any Governmental Authority which, either separately or in the aggregate, could result in a Material Adverse Effect.

(ff)           Intellectual Property Rights.

(i)    Except for such matters as would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect, the Company and its subsidiaries own or possess sufficient enforceable rights to use all intellectual and industrial property, including patents, patent applications, trademarks, trademark applications, trademark registrations, service marks, service mark applications, service mark registrations, trade names, copyrights, industrial designs, concepts, inventions, know-how and trade secrets, used or proposed to be used in the conduct of the business thereof, free and clear of any Liens of any kind or nature. The Company and its subsidiaries have taken reasonable measures to protect the intellectual and industrial property, including, without limitation, by securing the registration of intellectual and industrial property (as appropriate or as required by contractual obligations if applicable);

(ii)   to the knowledge of the Company, the Company and its subsidiaries are not infringing, misappropriating, violating and will not infringe, misappropriate or otherwise violate upon the rights of any other person with respect to the conduct of the business as currently conducted and proposed to be conducted by the Company and its subsidiaries and, to the knowledge of the Company, there are no claims or threat of claims by any other person challenging the right of the Company and its subsidiaries to use any intellectual and industrial property, and no other person has infringed, misappropriated or violated any such intellectual and industrial property owned by the Company or its subsidiaries;

(iii)  each of the Company and its subsidiaries has performed all of the obligations required to be performed by it and is entitled to all benefits under the contracts to which the Company or its subsidiary is a party and (i) pursuant to which the Company or its subsidiary is granted a license or any other rights to any third party intellectual and industrial property and (ii) pursuant to which any person is granted a license or any other rights to any intellectual and industrial property owned by the Company or its subsidiaries (subsections (i) and (ii) collectively “IP Licenses”), and each of the counterparties to the IP Licenses has performed all of the material obligations required to be performed by it under the IP Licenses. There exists no default or event of default, actual or alleged, under any such IP License that would be material;

(iv)  to the extent any intellectual or industrial property has been created in whole or in part by current or past employees, consultants or independent contractors of the Company or its subsidiaries, any such rights therein of such persons have been irrevocably assigned in writing to the Company or its subsidiaries, and all authors of the works have waived all moral rights that they may have in writing. No such person has any claim or asserted any claim in respect of any intellectual or industrial property or component thereof of the Company or its subsidiaries; and

(v)   the Company and its subsidiaries have implemented and maintained commercially reasonable measures to protect and maintain the confidentiality of all trade secrets and other confidential proprietary information forming part of the intellectual and industrial property rights owned or possessed by the Company and its subsidiaries.

(gg)         Taxes. The Company and its subsidiaries have filed all federal, provincial, state and local income tax returns, reports, elections and remittances required to be filed under applicable tax laws and has paid all taxes and other payments due thereunder (except as any extension may have been requested or granted and in any case in which the failure to make such filings or pay such taxes would not result in a Material Adverse Effect), and no material tax deficiency has been determined adversely to the Company or its subsidiaries. There are no material actions, suits, proceedings, investigations or claims now pending, instituted or, to the knowledge of the Company, threatened, against the Company or its subsidiaries which could result in a material liability in respect of taxes, charges, penalties, interest, fines, assessments, re-assessments or levies of any Governmental Authority.

(hh)          Company Not an “Investment Company”. The Company is not, and after giving effect to the offering and sale of the Shares and the application of the proceeds thereof as described in Prospectuses will not be, required to register as an “investment company” as such term is defined in the Investment Company Act of 1940, as amended.

(ii)            Insurance. The Company and the subsidiaries maintain insurance by insurers of recognized financial responsibility, against such losses, risks and damages to their business operations and assets in such amounts that are: (i) customary for the business in which they are engaged, (ii) on a basis consistent with reasonably prudent persons in comparable businesses, and (iii) in compliance with the requirements contained in any Material Agreement or Debt Instrument; and all of the policies in respect of such insurance coverage, fidelity or surety bonds insuring the Company, the subsidiaries, and their respective directors, officers and employees, and the business operations and assets, are in good standing and in full force and effect in all respects, and there are no default thereunder. The Company and its subsidiaries are in compliance with the terms of such policies and instruments in all material respects and there are no material claims by the Company or any of its subsidiaries under any such policy or instrument as to which any insurance company is denying liability or defending under a reservation of rights clause; the Company and its subsidiaries have no reason to believe that they will not be able to renew such existing insurance coverage as and when such coverage expires or to obtain similar coverage from similar insurers as may be necessary to continue business operations at a cost that would not have a Material Adverse Effect, and neither the Company nor its subsidiaries has failed to promptly give any notice of any material claim thereunder.

(jj)            No Price Stabilization or Manipulation; Compliance with Regulation M. The Company has not taken, directly or indirectly, any action designed to or that might be reasonably expected to cause or result in stabilization or manipulation of the price of the Common Shares or any other “reference security” (as defined in Rule 100 of Regulation M under the Exchange Act (“Regulation M”)) under Securities Laws whether to facilitate the sale or resale of the Shares or otherwise.

(kk)          FINRA Matters. All of the information provided to the Agents or to counsel for the Agents by the Company, its officers and directors and the holders of any securities (debt or equity) or options to acquire any securities of the Company in connection with letters, filings or other supplemental information provided to Financial Industry Regulatory Authority, Inc. (“FINRA”) pursuant to FINRA Rules 5110, 5190 and 5121 is true, complete and correct in all material respects.

(ll)            No Unlawful Contributions or Other Payments. Except as otherwise disclosed in the Prospectuses, neither the Company nor any of the subsidiaries nor, to the Company’s knowledge, any employee or agent of the Company or any subsidiary, has made any contribution or other payment to any official of, or candidate for, any federal, state or foreign office in violation of any law or of the character required to be disclosed in the Registration Statement and the Prospectuses.

(mm)        Environmental Laws.

(i)    The Company and its subsidiaries are in material compliance with all applicable Environmental Laws and neither the Company nor any such subsidiary has used, except in material compliance with all Environmental Laws, any property or facility which it owns or leases, or previously owned or leased, to conduct any Environmental Activity, except where such noncompliance or use would not result in a Material Adverse Effect;

(ii)    neither the Company nor its subsidiaries, nor to the knowledge of the Company, any predecessor companies, have received any notice of any claim, judicial or administrative proceeding, order or direction, pending, instituted, threatened, concluded or issued against, the Company or its subsidiaries or any of their properties, assets or operations relating to, or alleging any violation of, any Environmental Laws; the Company is not aware of any facts which could give rise to any such claim, judicial or administrative proceeding, order or direction and neither the Company nor its subsidiaries, nor any of their properties, assets or operations is the subject of any investigation, evaluation, audit or review by any Governmental Authority to determine whether any violation of any Environmental Laws has occurred or is occurring or whether any remedial action is needed in connection with a release of any Contaminant into the environment or Environmental Activity, except for compliance investigations conducted in the normal course by any Governmental Authority or where such claim, proceeding, order, direction, investigation, evaluation, audit or review would not result in a Material Adverse Effect;

(iii)  to the knowledge of the Company, there are no liabilities (whether contingent or otherwise) in connection with any Environmental Activity relating to or affecting the Company, its subsidiaries or their properties, assets or operations, and there are no liabilities (whether contingent or otherwise) relating to the restoration or rehabilitation of land, water or any other part of the environment, in each case which would have a Material Adverse Effect;

(iv)  there are no environmental audits, evaluations, assessments, studies or tests, relating to the Company, its subsidiaries or their properties, assets or operations, except for ongoing assessments conducted by or on behalf of the Company or its subsidiaries in the ordinary course; and

(v)   all material studies and reports pertaining to any environmental assessments/audits of the Company or the Material Property obtained for, in the possession, control or carried out on behalf of, the Company have been delivered or made available to the Agents.

(nn)         Employee Plans. Each plan for retirement, bonus, stock purchase, profit sharing, stock option, deferred compensation, severance or termination pay, insurance, medical, hospital, dental, vision care, drug, sick leave, disability, salary continuation, legal benefits, unemployment benefits, vacation, pension, incentive or otherwise contributed to, or required to be contributed to, by the Company or its subsidiaries for the benefit of any current or former officer, director, employee or consultant of the Company or its subsidiaries has been maintained and funded in material compliance with the terms thereof and with the requirements prescribed by Applicable Laws and has been publicly disclosed (including any accrued or contingent liability in respect thereof) to the extent required by Applicable Laws. All accruals for unpaid vacation pay, premiums for unemployment insurance, health premiums, federal or provincial pension plan premiums, accrued wages, salaries and commissions and payments for any plan for any current or former officer, director, employee or consultant of the Company or its subsidiaries have been accurately reflected in the books and records of the Company and its subsidiaries.

(oo)         Fees, Commissions and Proceeds. Other than as provided by this Agreement or as otherwise disclosed in the Prospectuses, no brokerage, agency or other financial advisory or similar fee is payable by the Company in connection with the offering of the Shares, and other than the Company, there is no person that is or will be entitled to demand any of the net proceeds of the offering of the Shares.

(pp)         Compliance with Laws. There are no Applicable Laws presently in force or, to the Company’s knowledge, proposed to be brought into force (including any threatened or pending change in existing legislation), that the Company anticipates it or its subsidiaries will be unable to comply with, to the extent that compliance is necessary, and which non-compliance could result in a Material Adverse Effect.

(qq)         Foreign Corrupt Practices Act. None of the Company or any of its subsidiaries nor, to the knowledge of the Company, any director, officer, agent, employee, affiliate or any other person acting on behalf of the Company or any of its subsidiaries has (i) violated or is in violation of any provision of the Corruption of Foreign Public Officials Act (Canada), as amended (the “CFPOA”), or the Foreign Corrupt Practices Act of 1977, as amended (the “FCPA”); (ii) taken any unlawful action in furtherance of an offer, payment, promise to pay, or authorization or approval of the payment or giving of money, property, gifts or anything else of value, directly or indirectly, to any “foreign public official” (as such term is defined in the CFPOA) or any “foreign official” (as such term is defined in the FCPA); (iii) violated or is in violation of any provision of the Bribery Act 2010 of the United Kingdom; (iv) made any bribe, rebate, payoff, influence payment, kickback or other unlawful payment; or (v) used any corporate funds for any unlawful contribution, gift, entertainment or other unlawful expense relating to political activity; and the Company and its subsidiaries have instituted and maintain and will continue to maintain policies and procedures reasonably designed to promote and achieve compliance with applicable anti-corruption laws and with the representation and warranty contained herein.

(rr)           Money Laundering Laws. The operations of the Company and its subsidiaries are and have been conducted at all times in compliance with the anti-money laundering and anti-terrorist laws of all jurisdictions where the Company and its subsidiaries conduct business, the rules and regulations thereunder and any related or similar rules, regulations or guidelines, issued, administered or enforced by any Governmental Authority, including those of the Bank Secrecy Act, as amended by Title III of the Uniting and Strengthening America by Providing Appropriate Tools Required to Intercept and Obstruct Terrorism Act of 2001 (USA PATRIOT Act), the Proceeds of Crime (Money Laundering) and Terrorist Financing Act (Canada), Part II.1 of the Criminal Code (Canada) and, in each case, the rules and regulations promulgated thereunder (collectively, the “Anti-Money Laundering Laws”), and no action, suit or proceeding by or before any court, arbitrator or Governmental Authority involving the Company or its subsidiaries with respect to the Anti-Money Laundering Laws is pending, instituted or, to the knowledge of the Company, threatened.

(ss)          Sanctions. (i) Neither the Company nor any of its subsidiaries, nor any director, officer, or employee thereof, nor, to the Company’s knowledge, any agent, affiliate or representative of the Company or any of its subsidiaries, is a person that is, or is controlled or 50% or more owned by a person that is:

(A) the subject of any sanctions administered or enforced by the U.S. Department of Treasury’s Office of Foreign Assets Control, the United Nations Security Council, the European Union, Her Majesty’s Treasury, or other relevant sanctions authority (collectively, “Sanctions”), nor

(B) located, organized or resident in a country or territory that is the subject of Sanctions (including, without limitation, Crimea, Cuba, Iran, North Korea and Syria).

(ii)   the Company will not, directly or indirectly, use the proceeds of the offering, or lend, contribute or otherwise make available such proceeds to any subsidiary, joint venture partner or other person:

(A) to finance any activities or business of or with any person or in any country or territory that, at the time of such financing, is the subject of Sanctions; or

(B) in any other manner that will result in a violation of Sanctions by any person (including any person participating in the offering, whether as underwriter, advisor, investor or otherwise).

(iii)   the Company and its subsidiaries have not knowingly engaged in, are not now knowingly engaged in, and will not knowingly engage in, any dealings or transactions with any person, or in any country or territory, that at the time of the dealing or transaction is or was the subject of Sanctions.

(tt)           Sarbanes-Oxley. The Company is in compliance, in all material respects, with the applicable provisions of the Sarbanes-Oxley Act of 2002 and the rules and regulations promulgated thereunder.

(uu)         IT Systems and Company Data. The Company’s and its subsidiaries’ information technology assets and equipment, computers, systems, networks, hardware, software, websites, applications, and databases (collectively, “IT Systems”) are adequate for, and operate and perform in all material respects as required in connection with the operation of the business of the Company and its subsidiaries as currently conducted and, to the best of the Company’s and its subsidiaries’ knowledge, are free and clear of all material bugs, errors, defects, Trojan horses, time bombs, malware and other corruptants. The Company and its subsidiaries have implemented and maintained commercially reasonable controls, policies, procedures, and safeguards to maintain and protect their material confidential information and the integrity, continuous operation, redundancy and security of all IT Systems and data (including all personal, personally identifiable, sensitive, confidential or regulated data (“Company Data”)) used in connection with their businesses, and, to the best of the Company’s and its subsidiaries’ knowledge there have been (i) no breaches, violations, outages or unauthorized uses of or accesses to the same, except for those that have been remedied without material cost or liability or the duty to notify any other person, and (ii) no incidents under internal review or investigations relating to the same, except where such breach, violation, outage, unauthorized use or access, or incidents under internal review or investigation relating to the same, would not be reasonably expected to have, individually or in the aggregate, a Material Adverse Effect. The Company and its subsidiaries are presently in material compliance with all applicable laws or statutes and all applicable judgments, orders, rules and regulations of any court or arbitrator or governmental or regulatory authority having jurisdiction over the Company and its subsidiaries, and all internal policies and contractual obligations relating to the privacy and security of IT Systems and Company Data and to the protection of such IT Systems and Company Data from unauthorized use, access, misappropriation or modification.

(vv)     Stamp Taxes. No stamp duty, registration or documentary taxes, duties or similar charges are payable under the federal laws of Canada or the laws of any province in connection with the issuance, sale and delivery of the Shares or the authorization, execution, delivery and performance of this Agreement or the sale of Shares to U.S. residents.

(ww)     Related Party Transactions. Except as described or disclosed in the Prospectuses, none of the directors, officers or employees of the Company or its subsidiaries, any known holder of more than 10% of any class of securities of the Company or securities of any person exchangeable for more than 10% of any class of securities of the Company, or any known associate or affiliate of any of the foregoing persons or companies, has had any material interest, direct or indirect, in any transaction within the previous two years or any proposed material transaction which, as the case may be, materially affected or is reasonably expected to materially affect the Company and its subsidiaries, on a consolidated basis.

(xx)        Accounting System. The Company maintains a system for disclosure controls and procedures and internal control over financial reporting (as such terms are defined in National Instrument 52-109 - Certification of Disclosure in Issuers’ Annual and Interim Filings (“NI52-109”)) which controls are effective and sufficient to provide reasonable assurance that: (i) transactions are completed in accordance with the general or a specific authorization of management of the Company; (ii) transactions are recorded as necessary to permit the preparation of financial statements for the Company (on a consolidated basis) in conformity with IFRS and to maintain asset accountability; (iii) access to assets of the Company and its subsidiaries is permitted only in accordance with the general or a specific authorization of management of the Company; and (iv) the recorded accountability for assets of the Company and its subsidiaries is compared with the existing assets of the Company and its subsidiaries at reasonable intervals and appropriate action is taken with respect to any differences therein. There is no material weakness (as such term is defined in NI 52-109) relating to the design, implementation or maintenance of its internal control over financial reporting, or fraud, whether or not material, that involves management or other employees who have a significant role in the internal control over financial reporting of the Company. Neither the Company nor, to the knowledge of the Company, any representative of the Company has received or otherwise obtained knowledge of any complaint, allegation, assertion, or claim, whether written or oral, regarding accounting, internal accounting controls or auditing matters, including any reasonable complaint, allegation, assertion, claim or expression of concern that the Company has engaged in questionable accounting or auditing practices.

(yy)     Employment Matters. The Company and its subsidiaries are in compliance with all laws and regulations respecting employment and employment practices, terms and conditions of employment, pay equity, hours, wages, workers’ compensation and occupational health and safety except where such non-compliance would not result in a Material Adverse Effect. The Company and its subsidiaries have not and are not engaged in any unfair labor practice and there is no labor strike, dispute, slowdown, stoppage, complaint or grievance pending, instituted or, to the knowledge of the Company, threatened, against the Company or its subsidiaries. There is no collective bargaining agreement currently in place or being negotiated by the Company or its subsidiaries and the Company and its subsidiaries have not received any notice of, nor have any knowledge of, any occurrence which would reasonably be expected to lead to a dispute, complaint, grievance or any other unresolved matter. There are no outstanding orders under any employment or human rights legislation in any jurisdiction in which the Company or its subsidiaries carry on business or have employees.

(zz)     Material Property.

(i)	The Material Property is accurately and fully disclosed in the Prospectuses and no other property or assets are necessary for the conduct of the business of the Company and its subsidiaries as currently conducted. Other than the Material Property, as disclosed in the Prospectuses, neither the Company nor any of its subsidiaries currently owns or leases any material real or immovable property, right, title or interest, or any material mining or mineral claims, mining leases, mining concessions, concessions, exploration licenses, exploitation licenses, prospecting permits, participating interests or other conventional property, proprietary or contractual interests or rights, or any other rights for the exploration, mining, development or processing activities in respect of the Material Property;

(ii)	the Company and/or its subsidiaries are the absolute legal and beneficial owners of either mining leases, mining claims, mining concessions or participating interests or other conventional property, proprietary or contractual interests or rights (collectively, the “Mineral Rights”) in respect of the Material Property under valid, subsisting and enforceable title documents or other recognized and enforceable agreements or instruments, sufficient to permit the Company and its subsidiaries to access, explore for, mine, develop and process the mineral deposits relating thereto and to conduct all operations and production and processing activities thereon, free and clear of any Liens, other than those described in the Prospectuses. All mining claims and mining leases owned by the Company are solely registered pursuant to the provisions of the Mining Act (Québec) and in the register of real rights of State resource development of the land register. All other material Mineral Rights have been validly located, registered and recorded in accordance with all Applicable Laws and are valid, subsisting and in good standing. Except as disclosed in the Prospectuses, no material commission, royalty, license fee or similar payment to any person with respect to the Material Property is payable. There are no options or other participation interests or rights of preference relating to the Mineral Rights and all Mineral Rights have active status and neither the Company nor any of its subsidiaries has received written notice of, nor has any knowledge of, any pending or threatened suspension or revocation proceedings in respect of the Mineral Rights or any of them from any Governmental Authority, or of any outstanding or threatened claim, action, litigation or proceedings with respect to the Mineral Rights before any Governmental Authority;

(iii)	the Company and its subsidiaries have or will obtain in the ordinary course, all necessary surface rights, access rights and other necessary rights and interests relating to the Material Property (collectively, the “Mining Rights”), granting the Company or its subsidiaries with the right and ability to access, explore for, mine, construct, develop and process the mineral deposits and to conduct all operations and construction, production, commissioning and processing activities thereon, as are appropriate in view of the rights and interests therein of the Company or its subsidiaries, free and clear of any Liens other than those described in the Prospectuses and with only such exceptions as do not materially interfere with the use made or contemplated to be made by the Company or its subsidiaries of the rights or interests so held. All of the Mining Rights and each of the documents, agreements, instruments and obligations relating thereto referred to above are valid, subsisting and in good standing in the name of the Company or its subsidiaries, as applicable;

(iv)	the Company and its subsidiaries are not in default, and to the knowledge of the Company no other party is in default, of any of the material provisions of any such agreements, documents or instruments relating to the Mineral Rights or the Mining Rights, nor has any such default been alleged, and all such Mineral Rights and Mining Rights are in good standing under all Applicable Laws of the jurisdictions in which they are situated, and all taxes required to be paid thereon have been paid. The Material Property (or any interest in, or right to earn an interest in, any property) is not subject to any right of first refusal or purchase or acquisition right which is not disclosed in the Prospectuses; and

(v)	all assessments or other work required to be performed and rent or renewal fees in relation to the Mineral Rights and the Mining Rights in order to maintain the Company’s or any of its subsidiary’s interest therein, if any, have been performed and paid to date and the Company and its subsidiaries have complied in all respects with all Applicable Laws and contractual, legal and other obligations to third parties in order to maintain such interest.

(aaa)  Possession of Authorizations. The Company and its subsidiaries have, collectively, obtained all Authorizations necessary to conduct their operations and activities as currently carried on and the Company expects any additional Authorizations that are required to conduct their operations and activities as proposed to be commenced and carried on by the Company and its subsidiaries to be obtained in the ordinary course and consistent with the anticipated timing as set forth in the Prospectuses, including in respect of access to and the construction, commissioning, operation, production and processing activities at the Material Property. Each Authorization is valid, subsisting and in good standing, neither the Company nor any of its subsidiaries is in material default or breach of any Authorization and no proceeding is pending or, to the knowledge of the Company, threatened to revoke or limit any Authorization which, if the subject of an unfavorable decision, order, ruling or finding, could result in a Material Adverse Effect.

(bbb)  Description of Mineral Properties. The Material Property, the Mineral Rights and the Mining Rights, as disclosed in the Prospectuses, constitute an accurate description of the Material Property, the Mineral Rights and the Mining Rights held by the Company and its subsidiaries and no other property or assets are necessary for the conduct of the business of the Company as currently conducted. Other than the Material Property, Mineral Rights and the Mining Rights, as disclosed in the Prospectuses, neither the Company nor any of its subsidiaries currently owns or leases any material real or immovable property, right, title or interest, or any material mining or mineral claims, mining leases, mining concessions, concessions, exploration licenses, exploitation licenses, prospecting permits, participating interests or other conventional property, proprietary or contractual interests or rights, or any other rights for the exploration, mining, development or processing activities in respect of the Material Property.

(ccc)  Conduct of Operations. To the Company’s knowledge, all exploration and development operations on the properties of the Company, including all operations and activities relating to the exploration, development, construction and commissioning of the Material Property, have been conducted in all material respects in accordance with good exploration, development and engineering practices.

(ddd)  First Nations and Local Communities.

(i)	Other than as disclosed in the Prospectuses, the Company does not know of any claim or the basis for any claim by any First Nation, local community or any other person, including a claim with respect to any First Nation’s asserted or established rights or local community rights, that might or could have a Material Adverse Effect on the right thereof to use, transfer or otherwise explore for, mine and develop the mineral deposits or to conduct operations and production, construction and commissioning activities on the Material Property or the LiB Anode Plant (as defined below);

(ii)	other than as disclosed in the Prospectuses, the Company is not aware of any treaty land entitlement claim or aboriginal rights or title claim having been asserted or any legal action by or relating to any local community or First Nation having been instituted with respect to the Material Property or the LiB Anode Plant, and no dispute between the Company or any of its subsidiaries and any local community or First Nation exists or, to the knowledge of the Company, is threatened or imminent with respect to any of the Company’s or any such subsidiary’s properties or activities; and

(iii)	other than as disclosed in the Prospectuses, the Company or its subsidiaries have not entered into any written or oral arrangements with any First Nation or local community to provide benefits, pecuniary or otherwise, with respect to the Material Property or the LiB Anode Plant at any stage of development, nor has the Company or its subsidiaries engaged in discussions, negotiations or similar communications with any First Nation or local community regarding the foregoing.

(eee)  Technical Report and NI 43-101.

(i)	The Technical Report was in compliance in all material respects with the requirements of National Instrument 43-101 - Standards of Disclosure for Mineral Projects (“NI 43-101”) at the time of filing thereof, and the Company believes that the Technical Report reasonably presents the quantity of mineral resources and mineral reserves attributable to the Material Property as at the date stated therein based upon information available at the time the Technical Report was prepared;

(ii)	the Company made available to the authors of the Technical Report, prior to the issuance of such report, for the purpose of preparing such report, all information requested by the authors, which information did not contain any misrepresentation at the time such information was so provided, and there have been no material changes to such information since the date of delivery or preparation thereof;

(iii)	the Company is in compliance with the provisions of NI 43-101 and has filed all technical reports required thereby and there has been no change that would require the filing of a new technical report under NI 43-101;

(iv)	all scientific and technical information derived from the Technical Report or otherwise requiring review by a “qualified person” under NI 43-101 set forth in the Prospectuses has been reviewed by a “qualified person” as required under NI 43-101 and has been prepared in accordance with Canadian industry standards set forth in NI 43-101; and

(v)	the Company has no reason to believe that the assumptions underlying the mineral resource and mineral reserve estimates associated with the Material Property contained in the Prospectuses are not reasonable and appropriate and has no reason to believe that the projected capital and operating costs and projected production and operating results relating to the Material Property, as summarized in the Prospectuses, are not commercially achievable by the Company.

(fff)  FEL-1 Analysis.

(i)	The Company believes that the front-end loading engineering analysis (“FEL-1”) for Phase 2 of its large-scale commercial lithium-ion anode material project (the “LiB Anode Plant”) reasonably presents the projected capital and operating costs and projected production and operating results of the LiB Anode Plant as at the date stated therein based upon information available at the time the FEL-1 was prepared;

(ii)	the Company made available to the authors of the FEL-1, prior to the issuance of such analysis, for the purpose of preparing such analysis, all information requested by the authors, which information did not contain any misrepresentation at the time such information was so provided, and there have been no material changes to such information since the date of delivery or preparation thereof; and

(iii)	the Company has no reason to believe that the assumptions underlying the projected capital and operating costs and projected production and operating results associated with the LiB Anode Plant contained in the Prospectuses are not reasonable and appropriate and has no reason to believe that the projected capital and operating costs and projected production and operating results relating to the LiB Anode Plant, as summarized in the Prospectuses, are not commercially achievable by the Company.

(ggg)    Premises. With respect to each premises of the Company and its subsidiaries which is material to the Company (on a consolidated basis) and which the Company and/or its subsidiaries occupy as tenant (the “Premises”), the Company and/or such subsidiaries occupy the Premises and have the exclusive right to occupy and use the Premises and each of the leases pursuant to which the Company and/or such subsidiaries occupy the Premises is in good standing and in full force and effect.

(hhh)    No Loans. Neither the Company nor any subsidiary of the Company has (i) made any material loans to each other, except in respect of the intercompany loans made in the ordinary course of business, or (ii) guaranteed the material obligations of each other. Neither the Company nor any subsidiary has made any material loans to or guaranteed the material obligations of any other person.

(iii)       Non-Arm’s Length Transactions. The Company and its subsidiaries do not owe any amount to, have not borrowed any amount from and are not otherwise indebted to, and the Company and its subsidiaries do not have any present loans or other indebtedness made to, any officer, director, employee or security holder of the Company or its subsidiaries, past or present, or any person not dealing at “arm’s length” (as such term is defined in the Tax Act) with any of them, except as described or disclosed in the Prospectuses and for usual employee reimbursements and compensation paid in the ordinary and normal course of the business of the Company and its subsidiaries. The Company and its subsidiaries are not a party to any material contract or agreement or understanding with any officer, director, employee or security holder of the Company or any of its subsidiaries or any other person not dealing at arm’s length with the Company or any of its subsidiaries.

(jjj)      Minute Books. The minute books of the Company and its subsidiaries made available to counsel for the Agents for the last three years in connection with its due diligence investigation of the Company and its subsidiaries are all of the minute books of the Company and the subsidiaries, are complete and accurate in any material respect, and contain copies of all by-laws and resolutions passed by and any other proceedings of their shareholders, directors and committees of the board of directors since their respective dates of incorporation, all of which by-laws and resolutions have been duly passed. No meeting, resolution or proceeding of any such shareholders, directors or committees of the board of directors of the Company or its subsidiaries has been held or passed that has not been reflected in such minute books.

(kkk)     No Off-Balance Sheet Arrangements. There are no off-balance sheet transactions, arrangements, obligations or liabilities of the Company or its subsidiaries whether direct, indirect, absolute, contingent or otherwise which are required to be disclosed or reflected and are not disclosed or reflected in the Financial Statements.

(lll)         Dividends. The Company has not, directly or indirectly, declared or paid any dividend or declared or made any other distribution on any of its shares or securities of any class, or, directly or indirectly, redeemed, purchased or otherwise acquired any of its Common Shares or securities or agreed to do any of the foregoing. There is not, in the articles or by-laws of the Company or in any Material Agreement or Debt Instrument, any restriction upon or impediment to the declaration of dividends by the directors of the Company or the payment of dividends by the Company to its shareholders.

(mmm)   COVID-19. Except as mandated by an applicable regulatory or governmental authority, which mandates have not materially affected the Company, and except as disclosed in the Prospectuses, there has been no material effect on the operations of the Company or its subsidiaries as a result of the novel coronavirus disease (COVID-19) outbreak (the “COVID-19 Outbreak”). The Company has been monitoring the COVID-19 Outbreak and the potential impact at all of its operations and management believes it has implemented appropriate measures to support the wellness of its employees where the Company and its subsidiaries operate while continuing to operate.

(nnn)     PFIC Status. The Company believes that it likely was a “passive foreign investment company” (“PFIC”) as defined in Section 1297 of the United States Internal Revenue Code of 1986, as amended (the “Code”) for the 2021 taxable year and may be a PFIC in the current taxable year and in the foreseeable future.

Any certificate signed by any officer or other authorized representative of the Company or any of the subsidiaries and delivered to the Agents or counsel for the Agents in connection with an issuance of Shares shall be deemed a representation and warranty by the Company to the Agents as to the matters covered thereby on the date of such certificate.

The Company acknowledges that the Agents and, for purposes of the opinions to be delivered pursuant to Section 4(n) hereof, counsel to the Company and counsel to the Agents, will rely, as to matters of fact, upon the accuracy and truthfulness of the foregoing representations and hereby consents to such reliance.

Section 3. ISSUANCE AND SALE OF COMMON SHARES

(a)        Sale of Securities. On the basis of the representations, warranties and agreements herein contained, but subject to the terms and conditions herein set forth, the Company and the Agents agree that the Company may from time to time seek to sell Shares through any of the Agents, acting as sales agents, or directly to any of the Agents, acting as principals, as follows, with an aggregate Sales Price of up to the Maximum Program Amount, based on and in accordance with Issuance Notices as the Company may deliver, during the Agency Period. When determining the aggregate value of the Shares sold, the Company will use the daily exchange rate posted by the Bank of Canada on the date the applicable Shares were sold to determine the U.S. dollar equivalent of any Shares sold in consideration for Canadian dollars.

(b)        Mechanics of Issuances.

(i)           Issuance Notice. Upon the terms and subject to the conditions set forth herein, on any Trading Day during the Agency Period on which the conditions set forth in Section 5(a) and Section 5(b) shall have been satisfied, the Company may exercise its right to request an issuance of Shares by delivering to any of the Agents an Issuance Notice; provided, however, that (A) in no event may the Company deliver an Issuance Notice to the extent that (I) the sum of (x) the aggregate Sales Price of the requested Issuance Amount, plus (y) the aggregate Sales Price of all Shares issued under all previous Issuance Notices effected pursuant to this Agreement, would exceed the Maximum Program Amount; and (B) prior to delivery of any Issuance Notice, the period set forth for any previous Issuance Notice shall have expired or been terminated. An Issuance Notice shall be considered delivered on the Trading Day that it is received by e-mail to the persons set forth in Schedule A hereto and confirmed by the Company by telephone (including a voicemail message to the persons so identified), with the understanding that, with adequate prior written notice, the Agents may modify the list of such persons from time to time.

(ii)            Agents Efforts. Upon the terms and subject to the conditions set forth in this Agreement, upon the receipt of an Issuance Notice, the receiving Agent will use commercially reasonable efforts consistent with its normal sales and trading practices to place the Shares with respect to which the Agent has agreed to act as sales agent, subject to and in compliance with all applicable laws and subject to, and in accordance with the information specified in, the Issuance Notice, unless the sale of the Shares described therein has been suspended, cancelled or otherwise terminated in accordance with the terms of this Agreement. For the avoidance of doubt, the parties to this Agreement may modify an Issuance Notice at any time provided they agree in writing to any such modification. The Agents, severally and not jointly, covenant that the Agents will not (nor will any affiliate thereof of person or company acting jointly or in concert therewith) over-allot Shares in connection with the distribution of Shares in an “at-the-market distribution” (as defined in NI 44-102) or effect any other transactions that are intended to stabilize or maintain the market price of the Shares in connection with such distribution.

(iii)         Method of Offer and Sale. The Shares may be offered and sold (A) in privately negotiated transactions with the consent of the Company; (B) as block transactions; (C) by the Canadian Agent, on the TSXV or on any other “marketplace” (as such term is defined in NI 21-101 – Marketplace Operation (“NI 21-101”) in Canada (a “Canadian Marketplace”), (D) by the U.S. Agents, on NYSE or on any other “marketplace” (as such term is defined in NI 21-101) in the United States, (E) by any other method permitted by law deemed to be an “at the market offering” as defined in Rule 415(a)(4) under the Securities Act, or, subject to the provisions of the following sentence, sales made into any other existing trading market of the Common Shares, or (F) by any method permitted by law that constitutes an “at-the-market distribution” under NI 44-102. Subject to compliance by the applicable Agent with the applicable Issuance Notice, nothing in this Agreement shall be deemed to require any party to agree to the method of offer and sale specified in the preceding sentence, and (except as specified in clauses (A) and (B) above) the method of placement of any Shares by the Agents shall be at each Agent’s discretion. The Canadian Agent covenants and agrees with the Company that (A) it shall not, directly or indirectly, advertise or solicit offers to purchase or sell Shares in the United States, and (B) it shall not sell Shares on any U.S. Market. Each of the U.S. Agents, severally (and not jointly), covenants and agrees with the Company that (A) it shall not, directly or indirectly, advertise or solicit offers to purchase or sell Shares in Canada, and (B) it shall not sell Shares on the TSXV or on any Canadian Marketplace. For the avoidance of doubt, none of the U.S. Agents are acting as an underwriter of the Shares in the Canadian Qualifying Jurisdictions and no action on the part of any of the U.S. Agents in their respective capacities as an Agent of the offering and sale of the Shares in the United States is intended to create any impression or support that it is acting as an underwriter of the Shares in the Canadian Qualifying Jurisdictions.

(iv)         Confirmation to the Company. If acting as sales agent hereunder, each Agent will provide written confirmation to the Company no later than the opening of the Trading Day next following the Trading Day on which it has placed Shares hereunder setting forth the number of shares sold on such Trading Day, the corresponding Sales Price and the Issuance Price payable to the Company in respect thereof. If requested by the Company, the applicable Agent will promptly after the end of the fiscal quarter or fiscal year, deliver to the Company, for each fiscal quarter of the Company and fiscal year of the Company during which Shares are sold pursuant to this Agreement, a report stating the number of Shares distributed pursuant to this Agreement during such fiscal quarter or fiscal year, together with such information as specified in Section 4(a), calculated on a quarterly basis or annual basis, as applicable; provided, however, that no such report shall be required to be delivered by the applicable Agent if such information was previously provided by the Agent on a cumulative basis during such fiscal quarter or fiscal year, as the case may be.

(v)          Settlement. Each issuance of Shares will be settled on the applicable Settlement Date for such issuance of Shares and, subject to the provisions of Section 5, on or before each Settlement Date, the Company will, or will cause its transfer agent to, electronically issue and transfer the Shares being sold by crediting the relevant Agent or its designee’s account at The Depository Trust Company through its Deposit/Withdrawal At Custodian (DWAC) System for Shares sold in the United States and at CDS Clearing and Depositary Services Inc. through its CDSX system for Shares sold in Canada, or by such other means of delivery as may be mutually agreed upon by the parties hereto and, upon receipt of such Shares, which in all cases shall be freely tradable, transferable, registered shares in good deliverable form, the relevant Agent will deliver, by wire transfer of immediately available funds, the related Issuance Price (which may be net of the Selling Commission applicable to such Shares) in same day funds delivered to an account designated by the Company prior to the Settlement Date. The Company may sell Shares to any Agent as principal at a price agreed upon at each relevant time Shares are sold pursuant to this Agreement (each, a “Time of Sale”).

(vi)        Suspension or Termination of Sales. Consistent with standard market settlement practices, the Company or the Agents may, upon notice to the other party hereto in writing or by telephone (confirmed immediately by verifiable email), suspend any sale of Shares, and the period set forth in an Issuance Notice shall immediately terminate; provided, however, that (A) such suspension and termination shall not affect or impair any party’s obligations with respect to any Shares placed or sold hereunder prior to the receipt of such notice; (B) if the Company suspends or terminates any sale of Shares after the relevant Agent confirms such sale to the Company, the Company shall still be obligated to comply with Section 3(b)(v) with respect to such Shares; and (C) if the Company defaults in its obligation to deliver Shares on a Settlement Date, the Company agrees that it will hold each Agent harmless against any loss, claim, damage or expense (including, without limitation, penalties, interest and reasonable legal fees and expenses), as incurred, arising out of or in connection with such default by the Company. The parties hereto acknowledge and agree that, in performing its obligations under this Agreement, each Agent may borrow Common Shares from stock lenders in the event that the Company has not delivered Shares to settle sales as required by subsection (v) above, and may use the Shares to settle or close out such borrowings. The Company agrees that no such notice shall be effective against any Agent unless it is made to the persons identified in writing by the Agents pursuant to Section 3(b)(i).

(vii)         No Guarantee of Placement, Etc. The Company acknowledges and agrees that (A) there can be no assurance that the Agents will be successful in placing Shares; (B) the Agents will incur no liability or obligation to the Company or any other Person if they do not sell Shares; and (C) the Agents shall be under no obligation to purchase Shares on a principal basis pursuant to this Agreement, except as otherwise specifically agreed by the relevant Agent and the Company.

(viii)        Material Non-Public Information. Notwithstanding any other provision of this Agreement, the Company and the Agents agree that the Company shall not deliver any Issuance Notice to any Agent, and the Agents shall not be obligated to place any Shares, during any period in which the Company is in possession of material non-public information.

(c)        Fees. As compensation for services rendered, the Company shall pay to the relevant Agent, on the applicable Settlement Date, the Selling Commission for the applicable Issuance Amount (including with respect to any suspended or terminated sale pursuant to Section 3(b)(vi)) by such Agent deducting the Selling Commission from the applicable Issuance Amount, which Selling Commission shall be paid in United States dollars determined using the daily exchange rate posted by the Bank of Canada on the date of such sale.

(d)        Expenses. The Company agrees to pay all costs, fees and expenses incurred in connection with the performance of its obligations hereunder and in connection with the transactions contemplated hereby, including without limitation (i) all expenses incident to the issuance and delivery of the Shares (including all printing and engraving costs); (ii) all fees and expenses of the registrar and transfer agent of the Shares; (iii) all necessary issue, transfer and other stamp taxes in connection with the issuance and sale of the Shares; (iv) all fees and expenses of the Company’s counsel, independent public or certified public accountants and other advisors; (v) all costs and expenses incurred in connection with the preparation and filing of the Registration Statement (including financial statements, exhibits, schedules, consents and certificates of experts), the Prospectuses, any Free Writing Prospectus prepared by or on behalf of, used by, or referred to by the Company, and all amendments and supplements thereto, and this Agreement; (vi) all filing fees, attorneys’ fees and expenses incurred by the Company or the Agents in connection with qualifying or registering (or obtaining exemptions from the qualification or registration of) all or any part of the Shares for offer and sale under the state securities or blue sky laws, and, if requested by the Agents, preparing and printing a “Blue Sky Survey” or memorandum, and any supplements thereto, advising the Agents of such qualifications, registrations, determinations and exemptions; (vii) the reasonable fees and disbursements of the Agents’ counsel, including the reasonable fees and expenses of counsel for the Agents in connection with, FINRA review, if any, and approval of the Agents’ participation in the offering and distribution of the Shares; (viii) the filing fees incident to FINRA review, if any; and (ix) the fees and expenses associated with listing the Shares on NYSE and the TSXV. The fees (including disbursements and non-refundable taxes) of Agents’ counsel pursuant to subsections (vi) and (vii) above shall not exceed US$100,000 in the aggregate in connection with the initial implementation of this offering and US$20,000 in each of 2022 and 2023 for the duration of the Agency Period.

Section 4. ADDITIONAL COVENANTS

The Company covenants and agrees with the Agents as follows, in addition to any other covenants and agreements made elsewhere in this Agreement:

(a)        Exchange Act Compliance; Canadian Securities Laws Compliance. During the Agency Period, the Company shall file, on a timely basis, with the Commission all reports and documents required to be filed under Section 13, 14 or 15 of the Exchange Act in the manner and within the time periods required by the Exchange Act and file, on a timely basis, with the Canadian Qualifying Authorities all reports and documents required to be filed pursuant to applicable Canadian Securities Laws (including Section 9.4 of NI 44-102), as appropriate; and include in its quarterly financial and annual reports, a summary detailing, for the relevant reporting period, (1) the gross proceeds raised from the sale of Shares by the Agents pursuant to this Agreement, (2) the number of Shares sold through the Agents pursuant to this Agreement, (3) the Selling Commission paid by the Company, and (4) the net proceeds received by the Company from such sales.

The Company will use commercially reasonable efforts to comply with all requirements imposed upon it by the Canadian Securities Laws as from time to time in force, so far as necessary to permit the continuance of sales of, or dealings in, the Shares as contemplated by the provisions hereof, the Registration Statement and the Prospectuses.

(b)       Securities Act Compliance. After the date of this Agreement, the Company shall promptly advise the Agents in writing (i) of the receipt of any comments of, or requests for additional or supplemental information from, the Commission or the Canadian Qualifying Authorities; (ii) of the time and date of any filing of any post-effective amendment to the Registration Statement or any amendment or supplement to the Prospectuses or any Free Writing Prospectus; (iii) of the time and date that any post-effective amendment to the Registration Statement becomes effective; and (iv) of the issuance by the Commission or the Canadian Qualifying Authorities of any cease trade order or any stop order suspending the effectiveness of the Registration Statement or any post-effective amendment thereto, or any amendment or supplement to the Prospectuses or of any order preventing or suspending the use of any Free Writing Prospectus or the Prospectuses, or of any proceedings to remove, suspend or terminate from listing or quotation the Common Shares from any securities exchange upon which they are listed for trading or included or designated for quotation, or of the threatening or initiation of any proceedings for any of such purposes. If the Commission or the Canadian Qualifying Authorities shall enter any such cease trade order or stop order at any time, the Company will use commercially reasonable efforts to obtain the lifting of such order as soon as reasonably practicable. Additionally, the Company agrees that it shall comply with the provisions of Rule 424(b) and Rule 433, as applicable, under the Securities Act and will use its reasonable efforts to confirm that any filings made by the Company under such Rule 424(b) or Rule 433 were received in a timely manner by the Commission.

(c)       Amendments and Supplements to the Prospectus and Other Securities Act Matters. If any event shall occur or condition exist as a result of which it is necessary to amend or supplement the Prospectuses so that the Prospectuses do not include an untrue statement of a material fact or omit to state a material fact necessary in order to make the statements therein, in the light of the circumstances when the Prospectuses are delivered to a purchaser, not misleading, or if in the reasonable opinion of the Agents or counsel for the Agents it is otherwise necessary to amend or supplement the Prospectuses to comply with the Securities Act and Canadian Securities Laws and the Company agrees (subject to Section 4(d) and Section 4(f)) that it will cause (i) each amendment or supplement to the U.S. Prospectuses to be filed with the Commission as required pursuant to General Instruction II.L of Form F-10 of the Rules and Regulations or, in the case of any document to be incorporated therein by reference, to be filed with the Commission as required pursuant to the Exchange Act, within the time period prescribed and (ii) each amendment or supplement to the Canadian Prospectuses to be filed with the Canadian Qualifying Authorities as required pursuant to Canadian Shelf Procedures or, in the case of any document to be incorporated therein by reference, to be filed with the Canadian Qualifying Authorities as required pursuant to the Canadian Securities Laws, within the time period prescribed, so that the statements in the Canadian Prospectuses as so amended or supplemented will not include an untrue statement of a material fact or omit to state a material fact necessary in order to make the statements therein, in the light of the circumstances as amended or supplemented, will comply with Canadian Securities Laws. Neither the Agents’ consent to, or delivery of, any such amendment or supplement shall constitute a waiver of any of the Company’s obligations under Section 4(d) and Section 4(f).

(d)     Agents’ Review of Proposed Amendments and Supplements. Prior to amending or supplementing the Registration Statement or the Prospectuses (excluding any amendment or supplement through incorporation of any report filed under the Exchange Act or relating solely to an offering of securities other than the Shares), the Company shall furnish to the Agents for review, a reasonable amount of time prior to the proposed time of filing or use thereof, a copy of each such proposed amendment or supplement, and the Company shall not file or use any such proposed amendment or supplement without the Agents’ prior consent (such consent not to be unreasonably withheld, conditioned or delayed).

(e)        Permitted Free Writing Prospectus.

(i)  The Company represents and agrees that it has not made and, unless it obtains the prior written consent of the Agents, shall not make, any offer relating to the Shares that would constitute a “free writing prospectus” as defined in Rule 405 of the Rules and Regulations, which is required to be retained by the Company under Rule 433 of the Rules and Regulations; provided that the prior written consent of the Agents shall be deemed to have been given in respect of each of the free writing prospectuses set forth in Schedule C hereto. Any such free writing prospectus consented to by the Agent is herein referred to as a “Free Writing Prospectus.” The Company represents and agrees that (i) it has treated and shall treat, as the case may be, each Free Writing Prospectus as a “free writing prospectus” as defined in Rule 405 of the Rules and Regulations and (ii) it has complied and shall comply, as the case may be, with the requirements of Rules 164 and 433 of the Securities Act applicable to any Free Writing Prospectus, including, without limitation, in respect of timely filing with the Commission, legending and record keeping. The Company agrees not to take any action that would result in the Agents or the Company being required to file pursuant to Rule 433(d) under the Securities Act a free writing prospectus prepared by or on behalf of the Agents that the Agents otherwise would not have been required to file thereunder.

(ii)  The Company agrees that no Free Writing Prospectus, if any, will include any information that conflicts with the information contained in the Registration Statement, including any document incorporated by reference therein that has not been superseded or modified, or the Prospectuses. In addition, no Free Writing Prospectus, if any, together with the Prospectuses, will include an untrue statement of a material fact or omit to state a material fact necessary to make the statements therein, in light of the circumstances under which they were made, not misleading; provided however, the foregoing shall not apply to any statements or omissions in any Free Writing Prospectus made in reliance on information furnished in writing to the Company by the Agents expressly stating that such information is intended for use therein.

(iii)  The Company agrees that if at any time following issuance of a Free Writing Prospectus any event occurred or occurs as a result of which such Free Writing Prospectus would conflict with the information in the Registration Statement, including any document incorporated by reference therein that has not been superseded or modified, or the Prospectuses or would include an untrue statement of a material fact or omit to state a material fact necessary to make the statements therein, in light of the circumstances under which they were made, not misleading, the Company will give prompt notice thereof to the Agents and, if requested by the Agents, will prepare and furnish without charge to the Agents a Free Writing Prospectus or other document which will correct such conflict, statement or omission; provided, however, the foregoing shall not apply to any statements or omissions in any Free Writing Prospectus made in reliance on information furnished in writing to the Company by the Agents expressly stating that such information is intended for use therein.

(f)         Filing of Agent Free Writing Prospectuses. The Company shall not take any action with respect to the offering contemplated by this Agreement that would result in the Agents or the Company being required to file with the Commission pursuant to Rule 433(d) under the Securities Act a free writing prospectus prepared by or on behalf of the Agents that the Agents otherwise would not have been required to file thereunder.

(g)        Copies of Registration Statement and Prospectuses. After the date of this Agreement through the last time that a prospectus is required by the Securities Act (including, without limitation, pursuant to Rule 173(d)) or other applicable Securities Laws to be delivered in connection with sales of the Shares, the Company agrees to furnish the Agents with copies (which may be electronic copies) of the Registration Statement and each amendment thereto, and with copies of the Prospectuses and each amendment or supplement thereto in the form in which it is filed with the Commission pursuant to the Securities Act or Canadian Qualifying Authorities, as applicable, both in such quantities as the Agents may reasonably request from time to time; and, if the delivery of a U.S. Prospectus is required under the Securities Act or under the blue sky or securities laws of any jurisdiction at any time on or prior to the applicable Settlement Date for any period set forth in an Issuance Notice in connection with the offering or sale of the Shares and if at such time any event has occurred as a result of which the Prospectuses as then amended or supplemented would include an untrue statement of a material fact or omit to state any material fact necessary in order to make the statements therein, in the light of the circumstances under which they were made when such Prospectuses are delivered, not misleading, or, if for any other reason it is necessary during such same period to amend or supplement the Prospectuses or to file under the Exchange Act any document incorporated by reference in the Prospectuses in order to comply with Securities Laws, to notify the Agents and to request that the Agents suspend offers to sell Shares (and, if so notified, the Agents shall cease such offers as soon as practicable); and if the Company decides to amend or supplement the Registration Statement or the Prospectuses as then amended or supplemented, to advise the Agents promptly by telephone (with confirmation in writing) and to prepare and cause to be filed promptly with the Commission and if necessary the Canadian Qualifying Authorities, an amendment or supplement to the Registration Statement or the Prospectuses as then amended or supplemented that will correct such statement or omission or effect such compliance; provided, however, that if during such same period the Agents are required to deliver a prospectus in respect of transactions in the Shares, the Company shall promptly prepare and file with the Commission or Canadian Qualifying Authorities, as applicable, such an amendment or supplement.

(h)       Blue Sky Compliance. The Company shall cooperate with the Agents and counsel for the Agents to qualify or register the Shares for sale under (or obtain exemptions from the application of) the state securities or blue sky laws of those jurisdictions designated by the Agents, shall comply with such laws and shall continue such qualifications, registrations and exemptions in effect so long as required for the distribution of the Shares. The Company shall not be required to qualify as a foreign corporation or to take any action that would subject it to general service of process in any such jurisdiction where it is not presently qualified or where it would be subject to taxation as a foreign corporation. The Company will advise the Agents promptly of the suspension of the qualification or registration of (or any such exemption relating to) the Shares for offering, sale or trading in any jurisdiction or any initiation or threat of any proceeding for any such purpose, and in the event of the issuance of any order suspending such qualification, registration or exemption, the Company shall use commercially reasonable efforts to obtain the withdrawal thereof at the earliest possible moment.

(i)         Listing; Reservation of Shares. (i) The Company will use commercially reasonable efforts to maintain the listing of the Shares on NYSE and the TSXV; and (ii) the Company will reserve and keep available at all times, free of preemptive rights, Shares for the purpose of enabling the Company to satisfy its obligations under this Agreement.

(j)         Transfer Agent. The Company shall engage and maintain, at its expense, a registrar and transfer agent for the Shares.

(k)      Due Diligence. During the term of this Agreement, the Company will reasonably cooperate with any reasonable due diligence review conducted by the Agents in connection with the transactions contemplated hereby, including, without limitation, providing information and making available documents and senior corporate officers, during normal business hours and at the Company’s principal offices, as the Agents may reasonably request from time to time.

(l)         Representations and Warranties. The Company acknowledges that each delivery of an Issuance Notice and each delivery of Shares on a Settlement Date shall be deemed to be (i) an affirmation to the Agents that the representations and warranties of the Company contained in or made pursuant to this Agreement are true and correct as of the date of such Issuance Notice or of such Settlement Date, as the case may be, as though made at and as of each such date, except as may be disclosed in the Prospectuses (including any documents incorporated by reference therein and any supplements thereto); and (ii) an undertaking that the Company will advise the Agents if any of such representations and warranties will not be true and correct as of the Settlement Date for the Shares relating to such Issuance Notice, as though made at and as of each such date (except that such representations and warranties shall be deemed to relate to the Registration Statement and the Prospectuses as amended and supplemented relating to such Shares and as any such representation or warranty is, by its express terms, limited to a specific date).

(m)       Deliverables at Triggering Event Dates; Certificates. The Company agrees that on or prior to the date of the first Issuance Notice and, during the term of this Agreement after the date of the first Issuance Notice, upon:

(i)	the filing of an amendment or supplement of any Registration Statement or Prospectus (other than a prospectus supplement relating solely to an offering of securities other than the Shares or a prospectus filed pursuant to Section 4(b)(ii)), by means of a post-effective amendment, sticker or supplement, but not by means of incorporation of documents by reference into the Registration Statement or Prospectuses; or

(ii)	the filing with the Commission of an Annual Report on Form 40-F (or Form 20-F) or quarterly financial information on Form 6-K (including any such filings that contain amended financial information or a material amendment to the previously filed annual report on Form 40-F (or Form 20-F) or quarterly financial information on Form 6-K), or equivalent filings in Canada, in each case, of the Company;

(any such event, a “Triggering Event Date”), the Company shall furnish the Agents with a certificate as of the Triggering Event Date, in the form and substance satisfactory to the Agents and their counsel, substantially similar to the form previously provided to the Agents and their counsel, modified, as necessary, to relate to the Registration Statement and the Prospectuses as amended or supplemented, (A) confirming that the representations and warranties of the Company contained in this Agreement are true and correct, (B) confirming that the Company has performed all of its obligations hereunder to be performed on or prior to the date of such certificate and as to the matters set forth in Section 5(a)(iii) hereof, and (C) containing any other certification that the Agents shall reasonably request. The requirement to provide a certificate under this Section 4(m) shall be waived for any Triggering Event Date occurring at a time when no Issuance Notice is pending or a suspension is in effect, which waiver shall continue until the earlier to occur of the date the Company delivers instructions for the sale of Shares hereunder (which for such calendar quarter shall be considered a Triggering Event Date) and the next occurring Triggering Event Date. Notwithstanding the foregoing, if the Company subsequently decides to sell Shares following a Triggering Event Date when a suspension was in effect and did not provide the Agents with a certificate under this Section 4(m), then before the Company delivers the instructions for the sale of Shares or any Agent sells any Shares pursuant to such instructions, the Company shall provide the Agents with a certificate in conformity with this Section 4(m) dated as of the date that the instructions for the sale of Shares are issued.

(n)        Legal and French Translation Opinions. On or prior to the date of the first Issuance Notice and within five (5) Trading Days of each Triggering Event Date with respect to which the Company is obligated to deliver a certificate pursuant to Section 4(m) for which no waiver is applicable and excluding the date of this Agreement, the Company shall cause to be furnished to the Agents and their counsel (i) a negative assurances letter and the written legal opinion of Dorsey & Whitney LLP, United States counsel to the Company, (ii) a written legal opinion of Stein Monast LLP, Canadian counsel to the Company, and (iii) a written opinion of PricewaterhouseCoopers LLP, independent chartered accountants to the Company, each dated the date of delivery, in form and substance reasonably satisfactory to Agents and their counsel, substantially similar to the form previously provided to the Agents and their counsel (including, in the case of Stein Monast LLP and PricewaterhouseCoopers LLP, in each case only with respect to the documents translated by them or for which they reviewed translated versions, as applicable, to the effect that the French language version of the Canadian Prospectuses, including the information incorporated or deemed to be incorporated by reference therein, is, in all material respects, a complete and proper translation of the English language version thereof), modified, as necessary, to relate to the Registration Statement and the Prospectuses as then amended or supplemented; provided, however, that except with respect to the French translation opinions referred to above, the Company shall be required to furnish no more than one opinion hereunder per calendar quarter. In lieu of such opinions for subsequent periodic filings, in the discretion of the Agents, the Company may furnish a reliance letter from such counsel to the Agents, permitting the Agents to rely on a previously delivered opinion letter, modified as appropriate for any passage of time or Triggering Event Date (except that statements in such prior opinion shall be deemed to relate to the Registration Statement and the Prospectuses as amended or supplemented as of such Triggering Event Date). In addition, Agents shall have received a negative assurance letter of Goodwin Procter LLP, United States counsel to the Agents.

(o)      Comfort Letter. On or prior to the date of the first Issuance Notice and within five (5) Trading Days of each Triggering Event Date with respect to which the Company is obligated to deliver a certificate pursuant to Section 4(m) for which no waiver is applicable and excluding the date of this Agreement, the Company shall cause PricewaterhouseCoopers LLP, the independent registered public accounting firm who has audited the financial statements incorporated by reference in the Registration Statement or the Prospectuses, to furnish the Agents a comfort letter, dated the date of delivery, in form and substance reasonably satisfactory to the Agents and their counsel, substantially similar to the form previously provided to the Agents and their counsel; provided, however, that any such comfort letter will only be required on the Triggering Event Date specified to the extent that it contains consolidated financial statements filed with the Commission under the Exchange Act or with the Canadian Qualifying Authorities and incorporated or deemed to be incorporated by reference into the Prospectuses. If requested by the Agents, the Company shall also cause a comfort letter to be furnished to the Agents within ten (10) Trading Days of the date of occurrence of any material transaction or event requiring the filing of a report on Form 6-K containing material amended financial information of the Company, including the restatement of the Company’s consolidated financial statements. The Company shall be required to furnish no more than one comfort letter hereunder per calendar quarter.

(p)        Secretary’s Certificate. On or prior to the date of the first Issuance Notice and within five (5) Trading Days of each Triggering Event Date, the Company shall furnish the Agents a certificate executed by the Secretary of the Company, signing in such capacity, dated the date of delivery (i) certifying that attached thereto are true and complete copies of the resolutions duly adopted by the Board of Directors of the Company authorizing the execution and delivery of this Agreement and the consummation of the transactions contemplated hereby (including, without limitation, the issuance of the Shares pursuant to this Agreement), which authorization shall be in full force and effect on and as of the date of such certificate, (ii) certifying and attesting to the office, incumbency, due authority and specimen signatures of each Person who executed this Agreement for or on behalf of the Company, and (iii) containing any other certification that the Agents shall reasonably request.

(q)       CFO Certificate. On or prior to the date of the first Issuance Notice and within five (5) Trading Days of each Triggering Event Date, if requested by the Agents, the Company shall furnish the Agents a certificate of the Chief Financial Officer of the Company with respect to certain financial information contained in the Prospectuses, in a form reasonably satisfactory to Agents.

(r)       Agents’ Own Account; Clients’ Account. The Company consents to each Agent trading, in compliance with Applicable Law and subject to Section 3(b)(ii), in the Common Shares for each Agent’s own account and for the account of its clients at the same time as sales of the Shares occur pursuant to this Agreement.

(s)        Investment Limitation. The Company will conduct its affairs in such a manner so as to reasonably ensure that prior to the termination of this Agreement, it will not be or become required to register as an “investment company” under the Investment Company Act and the rules and regulations of the Commission promulgated thereunder.

(t)        Market Activities. The Company will not take, directly or indirectly, any action designed to or that might be reasonably expected to cause or result in stabilization or manipulation of the price of the Shares or any other reference security, whether to facilitate the sale or resale of the Shares or otherwise, and the Company will, and shall cause each of its affiliates to, comply with all applicable provisions of Regulation M and substantively equivalent provisions under Canadian Securities Laws including Ontario Securities Commission Rule 48-501 – Trading During Distributions, Formal Bids and Share Exchange Transactions.

Section 5. CONDITIONS TO DELIVERY OF ISSUANCE NOTICES AND TO SETTLEMENT

(a)        Conditions Precedent to the Right of the Company to Deliver an Issuance Notice and the Obligation of the Agents to Sell Shares. The right of the Company to deliver an Issuance Notice hereunder is subject to the satisfaction, on the date of delivery of such Issuance Notice, and the obligation of each Agent to use commercially reasonable efforts to place Shares during the applicable period set forth in the Issuance Notice is subject to the satisfaction, on each Trading Day during the applicable period set forth in the Issuance Notice, of each of the following conditions:

(i)	Accuracy of the Company’s Representations and Warranties; Performance by the Company. The Company shall have delivered the certificate required to be delivered pursuant to Section 4(m) on or before the date on which delivery of such certificate is required pursuant to Section 4(m). The Company shall have performed, satisfied and complied with all covenants, agreements and conditions required by this Agreement to be performed, satisfied or complied with by the Company at or prior to such date, including, but not limited to, the covenants contained in Section 4(k), Section 4(n) and Section 4(o).

(ii)	No Injunction. No statute, rule, regulation, executive order, decree, ruling or injunction shall have been enacted, entered, promulgated or endorsed by any Governmental Authority of competent jurisdiction or any self-regulatory organization having authority over the matters contemplated hereby that prohibits or directly and materially adversely affects any of the transactions contemplated by this Agreement, and no proceeding shall have been commenced that may have the effect of prohibiting or materially adversely affecting any of the transactions contemplated by this Agreement.

(iii)	Material Adverse Changes. Except as disclosed in the Prospectuses and the Time of Sale Information, (a) in the judgment of the Agents there shall not have occurred any Material Adverse Change; and (b) there shall not have occurred any downgrading, nor shall any notice have been given of any intended or potential downgrading or of any review for a possible change that does not indicate the direction of the possible change, in the rating accorded any securities of the Company or any of the subsidiaries by any “nationally recognized statistical rating organization” as such term is defined for purposes of Section 3(a)(62) of the Exchange Act that has been retained by the Company.

(iv)	No Suspension of Trading in or Delisting of Common Shares; Other Events. The trading of the Common Shares (including without limitation the Shares) shall not have been suspended by the Commission, the Canadian Qualifying Jurisdictions, NYSE, the TSXV or FINRA and the Common Shares (including without limitation the Shares) shall have been approved for listing or quotation on and shall not have been delisted from NYSE or the TSXV. There shall not have occurred (and be continuing in the case of occurrences under clauses (i) and (ii) below) any of the following: (i) trading or quotation in any of the Company’s securities shall have been suspended or limited by the Commission or by NYSE or the TSXV or trading in securities generally on either the Nasdaq Stock Market, the NYSE or the TSXV, including each of their constituent markets, shall have been suspended or limited, or minimum or maximum prices shall have been generally established on any of such stock exchanges by the Commission, the Canadian Qualifying Jurisdictions or FINRA; (ii) a general banking moratorium shall have been declared by any of United States, Canadian or New York authorities; or (iii) there shall have occurred any outbreak or escalation of national or international hostilities or any crisis or calamity, or any change in the United States, Canadian or international financial markets, or any substantial change or development involving a prospective substantial change in United States’, Canada’s or international political, financial or economic conditions, as in the judgment of the Agents is material and adverse and makes it impracticable to market the Shares in the manner and on the terms described in the Prospectuses or to enforce contracts for the sale of securities.

(viii)	Approval for Listing. The Shares shall have been (i) authorized for listing on NYSE, subject only to notice of issuance; and (ii) conditionally approved for listing on the TSXV, subject only to fulfilling customary conditions with the TSXV.

(ix)	No Termination Event. There shall not have occurred any event that would permit the Agents to terminate this Agreement pursuant to Section 7.

(b)         No Misstatement or Material Omission. The Agents shall not have advised the Company that the Registration Statement, the Prospectus or the Time of Sale Information, or any amendment or supplement thereto, contains an untrue statement of fact that in the Agents’ reasonable opinion is material, or omits to state a fact that in the Agents’ reasonable opinion is material and is required to be stated therein or is necessary to make the statements therein not misleading.

Section 6. INDEMNIFICATION AND CONTRIBUTION

(a)          Indemnification of the Agents. The Company agrees to indemnify and hold harmless each Agent, its officers and employees, and each person, if any, who controls each Agent within the meaning of the Securities Act or the Exchange Act against any loss, claim, damage, liability or expense, as incurred, to which each Agent or such officer, employee or controlling person may become subject, under Securities Laws, other federal, provincial or state statutory law or regulation, or the laws or regulations of foreign jurisdictions where Shares have been offered or sold or at common law or otherwise (including in settlement of any litigation), insofar as such loss, claim, damage, liability or expense (or actions in respect thereof as contemplated below) arises out of or is based upon (i) any untrue statement or alleged untrue statement of a material fact contained in the Registration Statement or the Prospectuses, or any amendment thereto, or the omission or alleged omission therefrom of a material fact required to be stated therein or necessary to make the statements therein not misleading; (ii) any untrue statement or alleged untrue statement of a material fact contained in any Free Writing Prospectus that the Company has used, referred to or filed, or is required to file, pursuant to Rule 433(d) of the Securities Act or the Prospectuses (or any amendment or supplement thereto), or the omission or alleged omission therefrom of a material fact necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading; or (iii) any act or failure to act or any alleged act or failure to act by the Agents in connection with, or relating in any manner to, the Common Shares or the offering contemplated hereby, and which is included as part of or referred to in any loss, claim, damage, liability or action arising out of or based upon any matter covered by clause (i) or (ii) above, provided that the Company shall not be liable under this clause (iii) to the extent that a court of competent jurisdiction shall have determined by a final judgment that such loss, claim, damage, liability or action resulted directly from any such acts or failures to act undertaken or omitted to be taken by an Agent through its bad faith or willful misconduct, and to reimburse the Agents and each such officer, employee and controlling person for any and all expenses (including the reasonable fees and disbursements of counsel chosen by the Agents) as such expenses are reasonably incurred by the Agents or such officer, employee or controlling person in connection with investigating, defending, settling, compromising or paying any such loss, claim, damage, liability, expense or action; provided, however, that the foregoing indemnity agreement shall not apply to any loss, claim, damage, liability or expense to the extent, but only to the extent, arising out of or based upon any untrue statement or alleged untrue statement or omission or alleged omission made in reliance upon and in conformity with written information furnished to the Company by the Agents expressly for use in the Registration Statement, any such Free Writing Prospectus or the Prospectuses (or any amendment or supplement thereto), it being understood and agreed that the only such information furnished by the Agents to the Company consists of the names of the Agents. The indemnity agreement set forth in this Section 6(a) shall be in addition to any liabilities that the Company may otherwise have.

(b)            Notifications and Other Indemnification Procedures. Promptly after receipt by an indemnified party under this Section 6 of notice of the commencement of any action, such indemnified party will, if a claim in respect thereof is to be made against an indemnifying party under this Section 6, notify the indemnifying party in writing of the commencement thereof, but the omission so to notify the indemnifying party will not relieve it from any liability which it may have to any indemnified party for contribution or otherwise than under the indemnity agreement contained in this Section 6 or to the extent it is not prejudiced as a proximate result of such failure. In case any such action is brought against any indemnified party and such indemnified party seeks or intends to seek indemnity from an indemnifying party, the indemnifying party will be entitled to participate in, and, to the extent that it shall elect, jointly with all other indemnifying parties similarly notified, by written notice delivered to the indemnified party promptly after receiving the aforesaid notice from such indemnified party, to assume the defense thereof with counsel reasonably satisfactory to such indemnified party; provided, however, if the defendants in any such action include both the indemnified party and the indemnifying party and the indemnified party shall have reasonably concluded that a conflict may arise between the positions of the indemnifying party and the indemnified party in conducting the defense of any such action or that there may be legal defenses available to it and/or other indemnified parties which are different from or additional to those available to the indemnifying party, the indemnified party or parties shall have the right to select separate counsel to assume such legal defenses and to otherwise participate in the defense of such action on behalf of such indemnified party or parties. Upon receipt of notice from the indemnifying party to such indemnified party of such indemnifying party’s election so to assume the defense of such action and approval by the indemnified party of counsel, the indemnifying party will not be liable to such indemnified party under this Section 6 for any legal or other expenses subsequently incurred by such indemnified party in connection with the defense thereof unless (i) the indemnified party shall have employed separate counsel in accordance with the proviso to the preceding sentence (it being understood, however, that the indemnifying party shall not be liable for the fees and expenses of more than one separate counsel (together with local counsel), representing the indemnified parties who are parties to such action), which counsel (together with any local counsel) for the indemnified parties shall be selected by the Agents (in the case of counsel for the indemnified parties referred to in Section 6(a) above), (ii) the indemnifying party shall not have employed counsel satisfactory to the indemnified party to represent the indemnified party within a reasonable time after notice of commencement of the action or (iii) the indemnifying party has authorized in writing the employment of counsel for the indemnified party at the expense of the indemnifying party, in each of which cases the fees and expenses of counsel shall be at the expense of the indemnifying party and shall be paid as they are incurred.

(c)            Settlements. The indemnifying party under this Section 6 shall not be liable for any settlement of any proceeding effected without its written consent, but if settled with such consent or if there be a final judgment for the plaintiff, the indemnifying party agrees to indemnify the indemnified party against any loss, claim, damage, liability or expense by reason of such settlement or judgment. Notwithstanding the foregoing sentence, if at any time an indemnified party shall have requested an indemnifying party to reimburse the indemnified party for fees and expenses of counsel as contemplated by Section 6(b) hereof, the indemnifying party agrees that it shall be liable for any settlement of any proceeding effected without its written consent if (i) such settlement is entered into more than 30 days after receipt by such indemnifying party of the aforesaid request; and (ii) such indemnifying party shall not have reimbursed the indemnified party in accordance with such request prior to the date of such settlement. No indemnifying party shall, without the prior written consent of the indemnified party, effect any settlement, compromise or consent to the entry of judgment in any pending or threatened action, suit or proceeding in respect of which any indemnified party is or could have been a party and indemnity was or could have been sought hereunder by such indemnified party, unless such settlement, compromise or consent includes an unconditional release of such indemnified party from all liability on claims that are the subject matter of such action, suit or proceeding.

(d)            Contribution. If the indemnification provided for in this Section 6 is for any reason held to be unavailable to or otherwise insufficient to hold harmless an indemnified party in respect of any losses, claims, damages, liabilities or expenses referred to therein, then each indemnifying party shall contribute to the aggregate amount paid or payable by such indemnified party, as incurred, as a result of any losses, claims, damages, liabilities or expenses referred to therein (i) in such proportion as is appropriate to reflect the relative benefits received by the Company, on the one hand, and the Agents, on the other hand, from the offering of the Shares pursuant to this Agreement; or (ii) if the allocation provided by clause (i) above is not permitted by Applicable Law, in such proportion as is appropriate to reflect not only the relative benefits referred to in clause (i) above but also the relative fault of the Company, on the one hand, and the Agents, on the other hand, in connection with the statements or omissions which resulted in such losses, claims, damages, liabilities or expenses, as well as any other relevant equitable considerations. The relative benefits received by the Company, on the one hand, and the Agents, on the other hand, in connection with the offering of the Shares pursuant to this Agreement shall be deemed to be in the same respective proportions as the total gross proceeds from the offering of the Shares (before deducting expenses) received by the Company bear to the total Selling Commissions received by the Agents. The relative fault of the Company, on the one hand, and the Agents, on the other hand, shall be determined by reference to, among other things, whether any such untrue or alleged untrue statement of a material fact or omission or alleged omission to state a material fact relates to information supplied by the Company, on the one hand, or the Agents, on the other hand, and the parties’ relative intent, knowledge, access to information and opportunity to correct or prevent such statement or omission.

The amount paid or payable by a party as a result of the losses, claims, damages, liabilities and expenses referred to above shall be deemed to include, subject to the limitations set forth in Section 6(b), any legal or other fees or expenses reasonably incurred by such party in connection with investigating or defending any action or claim. The provisions set forth in Section 6(b) with respect to notice of commencement of any action shall apply if a claim for contribution is to be made under this Section 6(d); provided, however, that no additional notice shall be required with respect to any action for which notice has been given under Section 6(b) for purposes of indemnification.

The Company and the Agents agree that it would not be just and equitable if contribution pursuant to this Section 6(d) were determined by pro rata allocation or by any other method of allocation which does not take account of the equitable considerations referred to in this Section 6(d).

Notwithstanding the provisions of this Section 6(d), the Agents shall not be required to contribute any amount in excess of the agent fees received by the Agents in connection with the offering contemplated hereby. The Agents’ respective obligations to contribute pursuant to this Section 6(d) are several in proportion to the respective number of Shares they have sold hereunder, and not joint. No person guilty of fraudulent misrepresentation (within the meaning of Section 11(f) of the Securities Act) shall be entitled to contribution from any person who was not guilty of such fraudulent misrepresentation. For purposes of this Section 6(d), each officer and employee of the Agents and each person, if any, who controls each Agent within the meaning of the Securities Act or the Exchange Act shall have the same rights to contribution as the Agents, and each director of the Company, each officer of the Company who signed the Registration Statement, and each person, if any, who controls the Company with the meaning of the Securities Act and the Exchange Act shall have the same rights to contribution as the Company.

Section 7. TERMINATION & SURVIVAL

(a)            Term. Subject to the provisions of this Section 7, the term of this Agreement shall continue from the date of this Agreement until the earlier of (i) the date on which the Agents have placed the Maximum Program Amount and (ii) June 19, 2023, unless earlier terminated by the parties to this Agreement pursuant to this Section 7.

(b)            Termination; Survival Following Termination.

(i)	Any of the Agents or the Company may terminate this Agreement in their sole discretion prior to the date on which the Agents have placed the Maximum Program Amount or June 19, 2023, by giving written notice as required by this Agreement, upon ten (10) Trading Days’ notice to the other party; provided that, (A) if the Company terminates this Agreement after the relevant Agent confirms to the Company any sale of Shares, the Company shall remain obligated to comply with Section 3(b)(v) with respect to such Shares and (B) Section 2, Section 6, Section 7 and Section 8 shall survive termination of this Agreement. If termination shall occur prior to the Settlement Date for any sale of Shares, such sale shall nevertheless settle in accordance with the terms of this Agreement.

(ii)	In addition to the survival provision of Section 7(b)(i), the respective indemnities, agreements, representations, warranties and other statements of the Company, of its officers and of the Agents set forth in or made pursuant to this Agreement will remain in full force and effect, regardless of any investigation made by or on behalf of the Agents or the Company or any of its or their partners, officers or directors or any controlling person, as the case may be, and, anything herein to the contrary notwithstanding, will survive delivery of and payment for the Shares sold hereunder and any termination of this Agreement.

Section 8. MISCELLANEOUS

(a)            Press Releases and Disclosure. The Company shall issue a press release describing the material terms of the transactions contemplated hereby as soon as practicable following the date of this Agreement and in accordance with Section 9.3(1)(d) of NI 44-102, and furnish with the Commission a Form 6-K, with this Agreement attached as an exhibit thereto, and make similar filings in Canada, describing the material terms of the transactions contemplated hereby, and the Company shall consult with the Agents prior to making such disclosures, and the parties hereto shall use all commercially reasonable efforts, acting in good faith, to agree upon a text for such disclosures that is reasonably satisfactory to all parties hereto. No party hereto shall issue thereafter any press release or like public statement (including, without limitation, any disclosure required in reports filed with the Commission pursuant to the Exchange Act) related to this Agreement or any of the transactions contemplated hereby without the prior written approval of the other party hereto, except as may be necessary or appropriate in the reasonable opinion of the party seeking to make disclosure to comply with the requirements of Applicable Law or stock exchange rules. If any such press release or like public statement is so required, the party making such disclosure shall consult with the other party prior to making such disclosure, and the parties shall use all commercially reasonable efforts, acting in good faith, to agree upon a text for such disclosure that is reasonably satisfactory to all parties hereto.

(b)            No Advisory or Fiduciary Relationship. The Company acknowledges and agrees that (i) the transactions contemplated by this Agreement, including the determination of any fees, are arm’s-length commercial transactions between the Company and the Agents, (ii) when acting as a principal under this Agreement, each Agent is and has been acting solely as a principal is not the agent or fiduciary of the Company, or its stockholders, creditors, employees or any other party, (iii) the Agents have not assumed nor will assume an advisory or fiduciary responsibility in favor of the Company with respect to the transactions contemplated hereby or the process leading thereto (irrespective of whether the Agents have advised or are currently advising the Company on other matters) and the Agents do not have any obligation to the Company with respect to the transactions contemplated hereby except the obligations expressly set forth in this Agreement, (iv) each of the Agents and its respective affiliates may be engaged in a broad range of transactions that involve interests that differ from those of the Company, and (v) none of the Agents has provided any legal, accounting, regulatory or tax advice with respect to the transactions contemplated hereby and the Company has consulted its own legal, accounting, regulatory and tax advisors to the extent it deemed appropriate.

(c)            Research Analyst Independence. The Company acknowledges that each Agent’s research analysts and research departments are required to and should be independent from their respective investment banking divisions and are subject to certain regulations and internal policies, and as such the Agents’ research analysts may hold views and make statements or investment recommendations and/or publish research reports with respect to the Company or the offering that differ from the views of their respective investment banking divisions. The Company understands that each Agent is a full service securities firm and as such from time to time, subject to applicable securities laws, may effect transactions for its own account or the account of its customers and hold long or short positions in debt or equity securities of the companies that may be the subject of the transactions contemplated by this Agreement.

(d)            Notices. Unless otherwise expressly provided in this Agreement, any notice or other communication to be given under this Agreement shall be in writing addressed as follows:

If to the U.S. Agents:

Canaccord Genuity LLC

99 High Street, 11th Floor

Boston, MA 02110

Attention:  General Counsel

Email:        aviles@cgf.com

B. Riley Securities, Inc.

299 Park Avenue, 21st Floor

New York, New York 10171

Attention: ATM Administration

Email: atmadmin@brileyfin.com

Roth Capital Partners, LLC

888 San Clemente Drive

Newport Beach, California 92660

Attention:   Equity Capital Markets

Email:   RothECM@roth.com

with a copy (which shall not constitute notice) to:

Goodwin Procter LLP
The New York Times Building
620 Eighth Avenue
New York, NY 10018
Attention:  Thomas S. Levato
Email:        tlevato@goodwinlaw.com

If to the Canadian Agent:

Canaccord Genuity Corp.

161 Bay Street, Suite 3000

Toronto, Ontario M5J 2S1
Attention: Ron Sedran, Managing Director, Equity Capital Markets

Email:      rsedran@cgf.com

with a copy (which shall not constitute notice) to:

Blake, Cassels & Graydon LLP

855 2nd Street SW, Suite 3500

Calgary, Alberta T2P 4J8

Attention: Chad Schneider

Email:      chad.schneider@blakes.com

If to the Company:

Nouveau Monde Graphite Inc.

481 Brassard Street

Saint-Michel-des-Saints

Québec J0K 3B0

Canada

Attention: David Torralbo, Chief Legal Officer and Corporate Secretary

Email:      dtorralbo@nmg.com

with a copy (which shall not constitute notice) to:

Dorsey & Whitney LLP

TD Canada Trust Tower

Brookfield Place, 161 Bay Street, Suite 4310

Toronto, ON M5J 2S1

Attention: Richard Raymer / James Guttman

Email:      guttman.james@dorsey.com

with a further copy (which shall not constitute notice) to:

Stein Monast LLP

70 rue Dalhousie, Quebec, QC

Canada G1K 4B2

Attention: Richard Provencher / Pierre-Olivier Plante

Email:      Richard.provencher@steinmonast.ca

or to such other address as any of the parties may designate by notice given to the others.

Each notice shall be personally delivered to the addressee or sent electronically to the addressee and (i) a notice which is personally delivered shall, if delivered on a business day, be deemed to be given and received on that day and, in any other case, be deemed to be given and received on the first business day following the day on which it is delivered; and (ii) a notice which is sent electronically shall be deemed to be given and received on the first business day following the day on which it is confirmed to have been sent.

(e)            Successors. This Agreement will inure to the benefit of and be binding upon the parties hereto, and to the benefit of the employees, officers and directors and controlling persons referred to in Section 6, and in each case their respective successors, and no other person will have any right or obligation hereunder. The term “successors” shall not include any purchaser of the Shares as such from the Agents merely by reason of such purchase.

(f)            Adjustment for Share Splits. The parties acknowledge and agree that all share-related numbers contained in this Agreement shall be adjusted to take into account any share split, share dividend or similar event with respect to the Shares.

(g)            Partial Unenforceability. The invalidity or unenforceability of any Article, Section, paragraph or provision of this Agreement shall not affect the validity or enforceability of any other Article, Section, paragraph or provision hereof. If any Article, Section, paragraph or provision of this Agreement is for any reason determined to be invalid or unenforceable, there shall be deemed to be made such minor changes (and only such minor changes) as are necessary to make it valid and enforceable.

(h)            Governing Law; Consent to Jurisdiction. This Agreement shall be governed by and construed in accordance with the internal laws of the State of New York. The Company irrevocably submits to the non-exclusive jurisdiction of any New York State or United States Federal court sitting in The City of New York over any suit, action or proceeding arising out of or relating to this Agreement, the Registration Statement and the Prospectuses or the offering of the Shares. The Company irrevocably waives, to the fullest extent permitted by law, any objection which they may now or hereafter have to the laying of venue of any such suit, action or proceeding brought in such a court and any claim that any such suit, action or proceeding brought in such a court has been brought in an inconvenient forum. To the extent that the Company has or hereafter may acquire any immunity (on the grounds of sovereignty or otherwise) from the jurisdiction of any court or from any legal process with respect to itself or its property, the Company irrevocably waives, to the fullest extent permitted by law, such immunity in respect of any such suit, action or proceeding. The provisions of this Section 8(h) shall survive any termination of this Agreement, in whole or in part.

(i)            Judgment Currency. In respect of any judgment or order given or made for any amount hereunder that is expressed and paid in a currency (the “judgment currency”) other than U.S. dollars, the Company will indemnify the Agents and their respective directors, officers and affiliates and each person, if any, who controls such Agent within the meaning of Section 15 of the Securities Act or Section 20 of the Exchange Act against any loss incurred by the Agents and their respective directors, officers and affiliates and each person, if any, who controls such Agent within the meaning of Section 15 of the Securities Act or Section 20 of the Exchange Act as a result of any variation as between (i) the rate of exchange at which the U.S. dollar amount is converted into the judgment currency for the purposes of such judgment or order, and (ii) the rate of exchange at which such indemnified person is able to purchase U.S. dollars with the amount of the judgment currency actually received by the indemnified person. The foregoing indemnity shall constitute a separate and independent obligation of the Company and shall continue in full force and effect notwithstanding any such judgment or order as aforesaid. The term “rate of exchange” shall include any premiums and costs of exchange payable in connection with the purchase of, or conversion into, the relevant currency.

(j)            General Provisions. This Agreement constitutes the entire agreement of the parties to this Agreement and supersedes all prior written or oral and all contemporaneous oral agreements, understandings and negotiations with respect to the subject matter hereof. This Agreement may be executed in two or more counterparts, each one of which shall be an original, with the same effect as if the signatures thereto and hereto were upon the same instrument, and may be delivered by facsimile transmission or by electronic delivery of a portable document format (PDF) file. This Agreement may not be amended or modified unless in writing by all of the parties hereto, and no condition herein (express or implied) may be waived unless waived in writing by each party whom the condition is meant to benefit. The Article and Section headings herein are for the convenience of the parties only and shall not affect the construction or interpretation of this Agreement.

(k)            Language. This Agreement and all documents relating hereto are drawn up in English at the request of the parties hereto. Les parties aux présentes ont expressément convenu que la présente convention de même que tous les documents s’y rattachant soient rédigés en anglais.

If the foregoing is in accordance with your understanding of our agreement, kindly sign and return to the Company the enclosed copies hereof, whereupon this instrument, along with all counterparts hereof, shall become a binding agreement in accordance with its terms

Very truly yours,

Nouveau Monde Graphite Inc.

By:	/s/ Eric Desaulniers
Name: Eric Desaulniers
Title: President and Chief Executive Officer

The foregoing Agreement is hereby confirmed and accepted by the Agents as of the date first above written.

CANACCORD GENUITY CORP.

By:	/s/ Tom Jakubowski
Name: Tom Jakubowski
Title: Managing Director, Global Head of Metals & Mining, Investment Banking

CANACCORD GENUITY LLC

By:	/s/ Jennifer Pardi
Name: Jennifer Pardi
Title: Managing Director

B. Riley Securities, Inc.

By:	/s/ Patrice McNicoll
Name: Patrice McNicoll
Title: Co-Head of Investment Banking

ROTH CAPITAL PARTNERS, LLC

By:	/s/ Joseph J. Barry
Name: Joseph J. Barry
Title: Managing Director, Investment Banking

EXHIBIT A

ISSUANCE NOTICE

[Date]

To: [_______]

Attn: [__________]

Reference is made to the Equity Distribution Agreement between Nouveau Monde Graphite Inc. (the “Company”) and Canaccord Genuity Corp., Canaccord Genuity LLC, B. Riley Securities, Inc. and Roth Capital Partners, LLC (the “Agents”) dated as of January 21, 2022. The Company confirms that all conditions to the delivery of this Issuance Notice are satisfied as of the date hereof.

Date of Delivery of Issuance Notice (determined pursuant to Section 3(b)(i)):

_______________________

Issuance Amount (equal to the total Sales Price for such Shares):

US$

Number of days in selling period:

First date of selling period:

Last date of selling period:

Settlement Date(s) if other than standard T+2 settlement:

Floor Price Limitation: US$____ per share

Comments:

______________________

By:
Name:
Title:

Schedule A

Notice Parties

The Company

Éric Desaulniers	edesaulniers@nmg.com

Charles-Olivier Tarte	cotarte@nmg.com

David Torralbo	dtorralbo@nmg.com

Canaccord Genuity Corp.

Ron Sedran	rsedran@cgf.com

Len Sauer	lsauer@cgf.com

Emily Jameson	ejameson@cgf.com

Canaccord Genuity LLC

Brian O’Connor	boconnor@cgf.com

Jennifer Pardi	jpardi@cgf.com

Michael Wright	mwright@cgf.com

B. Riley Securities, Inc.

Patrice McNicoll	pmcnicoll@brileyfin.com

Matt Feinberg	mfeinberg@brileyfin.com

Keith Pompliano	kpompliano@brileyfin.com

Scott Ammaturo	sammaturo@brileyfin.com

With a copy to:	atmdesk@brileyfin.com

Roth Capital Partners, LLC

Equity Capital Markets	RothECM@roth.com

Schedule B

Subsidiaries

Subsidiaries	Jurisdiction of incorporation	Ownership interest
Nouveau Monde District Inc.	Canada	100%
Nouveau Monde Europe Limited	England and Wales	100%

Schedule C

Free Writing Prospectus

None.